UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: September 30, 2010

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

4 - NIRE (State Registration Number)
33300167625

01.02 - HEAD OFFICE

1 - ADDRESS	2 - DISTRICT
Rua Gomes de Carvalho, 1510 - 14º– Cj 2	Vila Olímpia

3 - ZIP CODE	4 - CITY	5 - STATE
04547-005	São Paulo	SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
019	3756-8018	-	-	
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -	

15 - E-MAIL
ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
Wilson P. Ferreira Junior

2 – ADDRESS	3 - DISTRICT
Rodovia Campinas Mogi-Mirim, 1755, Km 2,5	Jardim Santana

4 - ZIP CODE	5 - CITY	6 - STATE
13088-900	Campinas	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
019	3756-8704	-	-	
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -	

16 - E-MAIL
wferreira@cpfl.com.br

01.04 –REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01.01.2010	12.31.2010	3	07.01.2010	09.30.2010	2	04.01.2010	06.30.2010

09 - INDEPENDENT ACCOUNTANT	**10 - CVM CODE**
KPMG Auditores Independentes	00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça	**12 - CPF (INDIVIDUAL TAX ID)** 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 CURRENT QUARTER 09/30/2010	2 PREVIOUS QUARTER 06/30/2010	3 SAME QUARTER PREVIOUS YEAR 09/30/2009
Paid-in Capital			
1 – Common	481,137,130	481,137,130	479,910,938
2 – Preferred	0	0	0
3 – Total	481,137,130	481,137,130	479,910,938
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120– Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
02	RCA	08/11/2010	Dividend	09/30/2010	ON (Common shares)	1.6095795990

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2010	4 – 06/30/2010
1	Total assets	6,010,173	6,433,621
1.01	Current assets	575,378	1,422,373
1.01.01	Cash and cash equivalents	4,181	70,972
1.01.02	Credits	568,808	1,348,610
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	568,808	1,348,610
1.01.02.02.01	Dividends and interest on shareholders' equity	475,648	1,230,433
1.01.02.02.02	Financial investments	40,837	40,209
1.01.02.02.03	Recoverable taxes	35,715	61,265
1.01.02.02.04	Deferred taxes	16,320	16,320
1.01.02.02.05	Prepaid expenses	286	286
1.01.02.02.06	Derivatives	2	97
1.01.03	Materials and supplies	0	0
1.01.04	Other	2,389	2,791
1.02	Noncurrent assets	5,434,795	5,011,248
1.02.01	Long-term assets	264,469	228,660
1.02.01.01	Other receivables	198,809	204,927
1.02.01.01.01	Financial investments	45,148	51,675
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	149,280	149,024
1.02.01.01.04	Prepaid expenses	951	1,038
1.02.01.01.05	Escrow deposits	643	403
1.02.01.02	Related parties	65,660	23,723
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	65,660	23,723
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	10
1.02.02	Permanent assets	5,170,326	4,782,588
1.02.02.01	Investments	5,163,815	4,776,038
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,743,520	3,319,493
1.02.02.01.04	Permanent equity interests - goodwill	1,433,123	1,469,373
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	166	170
1.02.02.03	Intangible assets	6,345	6,380
1.02.02.04	Deferred charges	0	0

4

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 09/30/2010	4 – 06/30/2010
2	Total liabilities	6,010,173	6,433,621
2.01	Current liabilities	33,279	844,444
2.01.01	Loans and financing	0	0
2.01.02	Debentures	3,401	13,673
2.01.02.01	Interest on debentures	3,401	13,673
2.01.03	Suppliers	1,510	1,590
2.01.04	Taxes and social contributions payable	(913)	28,060
2.01.05	Dividends	19,910	791,163
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,371	9,958
2.01.08.01	Accrued liabilities	198	139
2.01.08.02	Derivatives	78	103
2.01.08.03	Other	9,095	9,716
2.02	Noncurrent liabilities	451,067	451,009
2.02.01	Long-term liabilities	451,067	451,009
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	638	393
2.02.01.03.01	Reserve for contingencies	638	393
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	429	616
2.02.01.06.01	Derivatives	412	598
2.02.01.06.02	Other	17	18
2.03	Deferred income	0	0
2.05	Shareholders' equity	5,525,827	5,138,168
2.05.01	Capital	4,793,424	4,793,424
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	341,751
2.05.04.01	Legal reserves	341,751	341,751
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit retention	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	390,636	2,977
2.05.07	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009
3.01	Gross operating revenues	980	982	3	3
3.02	Deductions	(90)	(90)	0	0
3.02.01	PIS (Tax on Revenue)	(16)	(16)	0	0
3.02.02	COFINS (Tax on Revenue)	(74)	(74)	0	0
3.03	Net operating revenues	890	892	3	3
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	890	892	3	3
3.06	Operating income (expense)	386,217	1,286,163	287,854	985,298
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(6,339)	(17,361)	(4,018)	(11,901)
3.06.03	Financial	4,792	99,037	116	80,312
3.06.03.01	Financial income	19,540	137,535	13,176	123,148
3.06.03.01.01	Interest on Shareholders' Equity	0	98,669	0	102,134
3.06.03.01.02	Other Financial Income	19,540	38,866	13,176	21,014
3.06.03.02	Financial expense	(14,748)	(38,498)	(13,060)	(42,836)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(36,255)	(108,495)	(37,431)	(112,901)
3.06.05.01	Amortization of intangible asset of concession	(36,255)	(108,495)	(37,187)	(111,561)
3.06.05.02	Other operating expense	0	0	(244)	(1,340)
3.06.06	Equity in subsidiaries	424,019	1,312,982	329,187	1,029,788
3.07	Operating income	387,107	1,287,055	287,857	985,301
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0
3.09	Income before taxes on income and profit sharing	387,107	1,287,055	287,857	985,301
3.10	Income tax and social contribution	296	(18,509)	1,013	(17,568)
3.10.01	Social Contribuition	499	(3,862)	652	(3,046)
3.10.02	Income Tax	(203)	(14,647)	361	(14,522)
3.11	Deferred income tax	256	(7,789)	804	(4,254)
3.11.01	Deferred social contribution	234	(1,656)	282	(1,371)
3.11.02	Deferred income tax	22	(6,133)	522	(2,883)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	0	(98,669)	0	(102,134)
3.15	Net income	387,659	1,162,088	289,674	861,345
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0,80571	2,41529	0.60360	1.79480
	NET LOSS PER SHARE (Reais)				

6

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01	Net cash from operating activities	735,136	1,216,905	614,181	1,132,937
4.01.01	Cash generated from operations	6,659	66	3,347	(7,431)
4.01.01.01	Net income, including income tax and social contribution	387,107	1,188,386	287,857	883,167
4.01.01.02	Noncontrolling interest	0	0	0	0
4.01.01.03	Depreciation and amortization	36,294	108,600	37,217	111,650
4.01.01.04	Reserve for contingencies	5	5	(160)	(160)
4.01.01.05	Interest and monetary and exchange restatement	7,272	16,057	7,375	26,360
4.01.01.06	Equity in subsidiaries	(424,019)	(1,312,982)	(329,187)	(1,029,788)
4.01.01.07	Loss on the noncurrent assets disposal	0	0	245	1,340
4.01.02	Variation on assets and liabilities	728,477	1,216,839	610,834	1,140,368
4.01.02.01	Dividend and interest on shareholders' equity received	754,785	1,254,799	645,950	1,197,718
4.01.02.02	Recoverable taxes	25,550	23,406	15,592	13,386
4.01.02.03	Escrow deposits	(240)	(633)	160	158
4.01.02.04	Other operating assets	500	217	(939)	(786)
4.01.02.05	Suppliers	(80)	(1,148)	802	746
4.01.02.06	Taxes and social contributions paid	(18,790)	(18,790)	(18,580)	(18,580)
4.01.02.07	Other taxes and social contributions	(9,887)	(734)	1,017	1,050
4.01.02.08	Interest on debts - paid	(22,756)	(42,154)	(23,181)	(52,998)
4.01.02.09	Other operating liabilities	(605)	1,876	(9,987)	(326)
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(30,674)	(8,057)	(4,313)	71,183
4.02.01	Decrease of capital in subsidiaries	0	0	0	60,236
4.02.02	Acquisition of property, plant and equipment	0	(169)	0	0
4.02.03	Financial investments	11,264	32,503	9,259	29,325
4.02.04	Acquisition of intangible assets – other	0	0	(39)	(151)
4.02.05	Sale of noncurrent assets	0	(45)	0	0
4.02.06	Advances for future capital increase	(210)	(305)	(35)	(135)
4.02.07	Intercompany loans with subsidiaries and associated companies	(41,727)	(40,113)	0	0
4.02.08	Other	(1)	72	(13,498)	(18,092)
4.03	Net cash in financing activities	(771,253)	(1,423,793)	(569,227)	(1,173,006)
4.03.01	Loans, financing and debentures obtained	0	0	0	0
4.03.02	Payment of loans, financing and debentures (principal), net of derivatives	0	(198)	69	(170)
4.03.03	Dividend and interest on shareholders' equity paid	(771,253)	(1,423,595)	(569,296)	(1,172,836)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(66,791)	(214,945)	40,641	31,114
4.05.01	Cash and cash equivalents at beginning of period	70,972	219,126	6,175	15,702
4.05.02	Cash and cash equivalents at end of period	4,181	4,181	46,816	46,816

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JULY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,793,424	16	0	341,751	2,977	0	5,138,168
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,793,424	16	0	341,751	2,977	0	5,138,168
5.04	Net income / Loss for the period	0	0	0	0	387,659	0	387,659
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

8

1 - Code	2 – Description	3 – Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,793,424	16	0	341,751	390,636	0	5,525,827

9

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	1,162,088	0	1,162,088
5.05	Distribution	0	0	0	0	(774,429)	0	(774,429)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	341,751	390,636	0	5,525,827

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 09/30/2010	4 – 06/30/2010
1	Total assets	17,542,538	17,342,478
1.01	Current assets	4,031,190	4,261,514
1.01.01	Cash and cash equivalents	1,134,931	1,375,099
1.01.02	Credits	2,694,430	2,680,769
1.01.02.01	Accounts receivable	1,906,232	1,832,239
1.01.02.01.01	Consumers, concessionaires and licensees	1,993,826	1,918,149
1.01.02.01.02	Allowance for doubtful accounts	(87,594)	(85,910)
1.01.02.02	Other credits	788,198	848,530
1.01.02.02.01	Financial investments	40,837	40,209
1.01.02.02.02	Recoverable taxes	178,424	224,052
1.01.02.02.03	Deferred taxes	161,195	163,501
1.01.02.02.04	Deferred tariff cost variations	251,001	226,090
1.01.02.02.05	Prepaid expenses	156,380	194,274
1.01.02.02.06	Derivatives	361	404
1.01.03	Materials and supplies	22,158	17,631
1.01.04	Other	179,671	188,015
1.02	Noncurrent assets	13,511,348	13,080,964
1.02.01	Long-term assets	2,474,445	2,420,784
1.02.01.01	Other credits	2,273,007	2,254,487
1.02.01.01.01	Consumers, concessionaires and licensees	194,974	199,300
1.02.01.01.02	Financial investments	87,453	70,143
1.02.01.01.03	Recoverable taxes	132,766	119,935
1.02.01.01.04	Deferred taxes	1,043,610	1,059,493
1.02.01.01.05	Deferred tariff cost variations	54,217	46,645
1.02.01.01.06	Prepaid expenses	43,532	48,320
1.02.01.01.07	Escrow deposits	716,296	701,644
1.02.01.01.08	Derivatives	159	9,007
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	201,438	166,297
1.02.02	Permanent assets	11,036,903	10,660,180
1.02.02.01	Investments	104,978	104,916
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	117,806	117,744
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	8,402,450	8,012,355
1.02.02.03	Intangible assets	2,517,084	2,529,610
1.02.02.04	Deferred charges	12,391	13,299

12

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 09/30/2010	4 – 06/30/2010
2	Total liabilities	17,542,538	17,342,478
2.01	Current liabilities	4,798,102	4,633,854
2.01.01	Loans and financing	591,679	541,928
2.01.01.01	Accrued interest on debts	55,091	34,308
2.01.01.02	Loans and financing	536,588	507,620
2.01.02	Debentures	1,425,777	640,417
2.01.02.01	Accrued interest on debentures	114,639	114,217
2.01.02.02	Debentures	1,311,138	526,200
2.01.03	Suppliers	1,176,344	1,078,422
2.01.04	Taxes and social contributions payable	519,244	524,717
2.01.05	Dividends and interest on equity	23,072	799,318
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,061,986	1,049,052
2.01.08.01	Employee pension plans	43,801	43,006
2.01.08.02	Regulatory charges	118,543	109,707
2.01.08.03	Accrued liabilities	71,837	63,824
2.01.08.04	Deferred tariff gain variations	320,684	336,713
2.01.08.05	Deferred tax debts	121	158
2.01.08.06	Derivatives	3,372	1,281
2.01.08.07	Other	503,628	494,363
2.02	Noncurrent liabilities	7,144,115	7,497,551
2.02.01	Long-Term liabilities	7,144,115	7,497,551
2.02.01.01	Loans and financing	4,425,637	3,748,114
2.02.01.01.01	Accrued Interest on debts	17,938	8,733
2.02.01.01.02	Loans and financing	4,407,699	3,739,381
2.02.01.02	Debentures	2,020,542	2,946,876
2.02.01.03	Reserves	145,339	127,655
2.02.01.03.01	Reserve for contingencies	145,339	127,655
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	552,597	674,906
2.02.01.06.01	Suppliers	10,664	21,328
2.02.01.06.02	Employee pension plans	305,833	344,620
2.02.01.06.03	Taxes and social contributions payable	1,139	1,309
2.02.01.06.04	Deferred tax debts	280	284
2.02.01.06.05	Deferred tariff gain variations	82,919	115,395
2.02.01.06.06	Derivatives	1,433	1,134
2.02.01.06.07	Other	150,329	190,836
2.03	Deferred revenue	0	0
2.04	Noncontrolling shareholders' interest	74,494	72,905
2.05	Shareholders' equity	5,525,827	5,138,168
2.05.01	Capital	4,793,424	4,793,424
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	341,751
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	341,751	341,751
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	390,636	2,977
2.05.07	Advance for future capital increase	0	0

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	Operating revenues	4,174,055	12,292,412	3,999,678	11,514,207
3.02	Deductions from operating revenues	(1,415,977)	(4,109,261)	(1,305,512)	(3,785,600)
3.02.01	ICMS (State VAT)	(683,792)	(2,034,144)	(664,459)	(1,925,420)
3.02.02	PIS (Tax on Revenue)	(66,364)	(197,346)	(63,759)	(183,424)
3.02.03	COFINS (Tax on Revenue)	(306,476)	(909,846)	(295,095)	(846,291)
3.02.04	ISS (Tax on Service Revenue)	(919)	(2,436)	(936)	(2,712)
3.02.05	Global reversal reserve – RGR	(16,887)	(49,251)	(13,469)	(39,302)
3.02.06	Fuel consumption account - CCC	(167,367)	(416,751)	(120,296)	(369,001)
3.02.07	Energy development account - CDE	(124,658)	(367,377)	(112,249)	(321,834)
3.02.08	Research and Development and Energy Efficiency Programs	(34,212)	(91,234)	(25,310)	(73,137)
3.02.09	PROINFA	(15,302)	(40,873)	(9,943)	(24,490)
3.02.10	Emergency Charges (ECE/EAEE)	0	(3)	4	11
3.03	Net operating revenues	2,758,078	8,183,151	2,694,166	7,728,607
3.04	Cost of electric energy services	(1,810,058)	(5,428,139)	(1,951,240)	(5,497,396)
3.04.01	Electric energy purchased for resale	(1,275,713)	(3,830,855)	(1,400,551)	(3,935,694)
3.04.02	Electric energy network usage charges	(297,267)	(908,143)	(316,199)	(862,397)
3.04.03	Personnel	(87,248)	(260,397)	(78,003)	(241,094)
3.04.04	Employee pension plans	21,797	65,396	(918)	(2,758)
3.04.05	Material	(16,742)	(45,811)	(14,088)	(39,364)
3.04.06	Outsourced services	(48,170)	(130,320)	(38,150)	(112,450)
3.04.07	Depreciation and amortization	(92,324)	(269,941)	(88,446)	(263,964)
3.04.08	Other	(12,800)	(43,441)	(13,516)	(35,724)
3.04.09	Cost of services rendered to third parties	(2,191)	(4,627)	(1,369)	(3,951)
3.05	Gross operating income	947,420	2,755,012	742,926	2,231,211
3.06	Operating income (expense)	(339,617)	(931,213)	(287,163)	(866,672)
3.06.01	Sales and marketing	(67,573)	(211,431)	(67,043)	(182,850)
3.06.02	General and administrative	(132,733)	(320,658)	(94,549)	(282,387)
3.06.03	Financial income (expense)	(85,967)	(235,950)	(72,671)	(229,466)
3.06.03.01	Financial income	124,030	330,203	82,608	275,736
3.06.03.02	Financial expenses	(209,997)	(566,153)	(155,279)	(505,202)
3.06.03.02.01	Financial expenses	0	0	(155,279)	(504,793)
3.06.03.02.02	Interest on Shareholders' Equity	0	0	0	(409)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(53,344)	(163,174)	(52,900)	(171,969)
3.06.05.01	Amortization of intangible asset of concession	(45,591)	(136,482)	(46,723)	(140,174)
3.06.05.02	Other operating expense	(7,753)	(26,692)	(6,177)	(31,795)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	607,803	1,823,799	455,763	1,364,539
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and profit sharing	607,803	1,823,799	455,763	1,364,539
3.10	Income tax and social contribution	(200,622)	(585,612)	(98,536)	(352,856)
3.10.01	Social contribution	(52,799)	(154,879)	(27,663)	(95,494)
3.10.02	Income tax	(147,823)	(430,733)	(70,873)	(257,362)
3.11	Deferred income tax and social contribution	(17,493)	(69,228)	(64,043)	(142,452)
3.11.01	Social contribution	(5,134)	(19,381)	(16,921)	(37,150)
3.11.02	Income tax	(12,359)	(49,847)	(47,122)	(105,302)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	409
3.14	Noncontrolling shareholders' interest	(2,029)	(6,871)	(3,510)	(8,295)
3.15	Net income	387,659	1,162,088	289,674	861,345
	SHARES OUTSTANDING EX-TREASURY STOCK (units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0,80571	2,41529	0.60360	1.79480
	LOSS PER SHARE (Reais)				

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009
4.01	Net cash from operating activities	531,410	1,695,810	672,094	1,584,038
4.01.01	Cash generated from operations	920,026	2,607,447	744,088	2,243,102
4.01.01.01	Net income, including income tax and social contribution	605,775	1,816,928	452,253	1,356,653
4.01.01.02	Interest of noncontrolling shareholders	2,029	6,871	3,510	8,295
4.01.01.03	Depreciation and amortization	146,645	431,087	143,900	430,654
4.01.01.04	Reserve for contingencies	16,307	(18,344)	(8,763)	(2,092)
4.01.01.05	Interest and monetary and exchange restatement	169,477	431,170	140,714	422,401
4.01.01.06	Gain / (loss) on pension plan	(21,796)	(65,395)	918	2,758
4.01.01.07	Equity in subsidiaries	0	0	0	0
4.01.01.08	Losses on disposal of noncurrent assets	1,606	5,550	152	11,440
4.01.01.09	Deferred taxes - PIS and COFINS	(264)	(667)	11,404	12,993
4.01.01.10	Other	247	247	0	0
4.01.02	Variation on assets and liabilities	(388,616)	(911,637)	(71,994)	(659,064)
4.01.02.01	Consumers, Concessionaires and Licensees	(69,667)	(113,522)	4,417	(96,754)
4.01.02.02	Recoverable Taxes	32,798	4,618	(39,817)	(40,506)
4.01.02.03	Deferred Tariff Costs Variations	(32,483)	70,408	144,749	383,656
4.01.02.04	Escrow deposits	(2,321)	(29,782)	(6,381)	(10,882)
4.01.02.05	Prepaid expenses – Regulatory assets	40,370	5,638	24,889	10,676
4.01.02.06	Other operating assets	(42,807)	(98,249)	(11,227)	(6,633)
4.01.02.07	Suppliers	87,258	123,005	(38,772)	(60,506)
4.01.02.08	Taxes and social contributions paid	(188,798)	(522,275)	(99,847)	(404,661)
4.01.02.09	Other taxes and social contributions	(10,041)	(28,795)	7,572	16,160
4.01.02.10	Deferred Tariff Gains Variations	(48,505)	(18,551)	72,249	23,668
4.01.02.11	Employee Pension Plans	(16,195)	(54,820)	(19,478)	(54,990)
4.01.02.12	Interest paid on debt	(145,126)	(376,251)	(159,565)	(419,659)
4.01.02.13	Regulatory Charges	8,836	55,544	21,371	(561)
4.01.02.14	Other accounts payable – Regulatory liabilities	(5,072)	(100,443)	(73,923)	(73,770)
4.01.02.15	Other operating liabilities	3,137	171,838	101,769	75,698
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(526,743)	(1,229,584)	(296,393)	(795,793)
4.02.01	Addition to Interest in subsidiaries	(59)	(176)	(81)	(214)
4.02.02	Acquisition of property, plant and equipment	(493,950)	(1,201,843)	(300,012)	(826,510)
4.02.03	Financial investments	(35,107)	(17,361)	8,042	49,981
4.02.04	Increase of special obligations	16,825	47,829	18,512	42,898
4.02.05	Acquisition of intangible assets	(26,297)	(72,411)	(19,381)	(52,153)
4.02.06	Sale of noncurrent assets	7,209	11,918	10,800	18,254
4.02.07	Other	4,636	2,460	(14,273)	(28,049)
4.03	Net cash in financing activities	(244,835)	(804,470)	(427,029)	(846,364)
4.03.01	Loans, financing and debentures obtained	786,499	1,586,602	1,144,330	2,048,660
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(255,149)	(955,809)	(994,630)	(1,710,616)
4.03.03	Dividend and interest on shareholders' equity paid	(776,185)	(1,435,263)	(576,729)	(1,184,408)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(240,168)	(338,244)	(51,328)	(58,119)
4.05.01	Cash and cash equivalents at beginning of period	1,375,099	1,473,175	731,056	737,847
4.05.02	Cash and cash equivalents at end of period	1,134,931	1,134,931	679,728	679,728

15

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JULY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,793,424	16	0	341,751	2,977	0	5,138,168
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,793,424	16	0	341,751	2,977	0	5,138,168
5.04	Net income / Loss for the period	0	0	0	0	387,659	0	387,659
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,793,424	16	0	341,751	390,636	0	5,525,827

16

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2010 TO SEPTEMBER 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	1,162,088	0	1,162,088
5.05	Distribution	0	0	0	0	(774,429)	0	(774,429)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	341,751	390,636	0	5,525,827

17

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: September 30, 2010

06.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010
(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	September 30, 2010 Equity Interest - %		June 30, 2010 Equity Interest - %	
		Direct	Indirect	Direct	Indirect
Energy Distribution					
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	100.00	-	100.00	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Full	100.00	-	100.00	-
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	100.00	-	100.00	-
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	100.00	-	100.00	-
Companhia Luz e Força de Mococa ("CPFL Mococa")	Full	100.00	-	100.00	-
Energy Generation					
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	59.93	-	59.93
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	100.00
CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Full	-	100.00	-	100.00
CPFL Bio Anicuns S.A. ("Anicuns")	Full	-	100.00	-	100.00
CPFL Bio Itapaci S.A ("Itapaci")	Full	-	100.00	-	100.00
CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Full	-	100.00	-	100.00
CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Full	-	100.00	-	100.00
CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Full	-	100.00	-	100.00
Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Full	-	100.00	-	100.00
Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Full	-	100.00	-	100.00
Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Full	-	100.00	-	100.00
Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Full	-	100.00	-	100.00
Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Full	-	100.00	-	100.00
Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Full	-	100.00	-	100.00
Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Full	-	100.00	-	100.00
Campo dos Ventos I Energias Renovaveis S.A. ("Campo dos Ventos I")	Full	-	100.00	-	-
Campo dos Ventos II Energias Renovaveis S.A. ("Campo dos Ventos II")	Full	-	100.00	-	-
Campo dos Ventos III Energias Renovaveis S.A. ("Campo dos Ventos III")	Full	-	100.00	-	-
Campo dos Ventos IV Energias Renovaveis S.A. ("Campo dos Ventos IV")	Full	-	100.00	-	-
Campo dos Ventos V Energias Renovaveis S.A. ("Campo dos Ventos V")	Full	-	100.00	-	-
Campo dos Ventos VI Energias Renovaveis S.A. ("Campo dos Ventos VI")	Full	-	100.00	-	-
Eurus V Energias Renovaveis S.A.("Eurus V")	Full	-	100.00	-	-
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
Chapecoense Geração S.A. ("Chapecoense")	Proportionate	-	51.00	-	51.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00
Centrais Elétricas da Paraíba S.A.- EPASA ("EPASA")	Proportionate	-	51.00	-	51.00
Energy Commercialization and Services					
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
CPFL Planalto Ltda. ("CPFL Planalto")	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Full	100.00	-	100.00	-
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	100.00	-
Holding Company					
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	100.00	-	100.00	-
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Full	100.00	-	100.00	-
Chapecoense Geração S.A. ("Chapecoense")	Proportionate	-	51.00	-	51.00

18

Campos dos Ventos I to V and Eurus V

The corporate purpose of the indirect subsidiaries Campos dos Ventos I to V and Euros V is to participate in studies for developing electric energy generation projects using wind power. At the auction of reserve energy held on August 26, 2010, Campos dos Ventos II negotiated a 14 MW supply contract with delivery to begin in 2013, for a period of 20 years.

Chumpitaz Serviços S.A.

The bylaws of the subsidiary, previously called "Chumpitaz Participações S.A.", were amended during this quarter, changing the name of the company to "Chumpitaz Serviços S.A.". The corporate purpose was changed to providing services of a technical, administrative, commercial nature, among others.

Bio Itapaci S.A. and Bio Anicuns S.A.

CPFL Bio Itapaci and CPFL Bio Anicuns S.A. are private corporations that were set up for the purpose of developing studies and projects for thermoelectric power generation. CPFL Brasil holds 100% of the share capital of CPFL Bio Itapaci and CPFL Bio Anicuns.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements are presented in thousands of Brazilian reais, except where otherwise indicated, and were prepared in accordance with (i) generally accepted accounting principles in Brazil, and the standards published by the Brazilian Securities Commission ("CVM") applicable to quarterly financial statements, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law 11,941/09 and (ii) the Accounting Manual of the Public Electric Energy Service and other regulations laid down by ANEEL.

The Company and its subsidiaries opted to apply Article 1 of CVM Decision nº 603/09, which allows publicly-held companies to present their 2010 Quarterly Financial Statements – ITR in accordance with the accounting standards in force as of December 31, 2009, therefore without yet reflecting the full effects of the process of adjustment to international accounting standards.

Accordingly, the accounting practices and criteria adopted in preparation of these quarterly financial statements are consistent with those followed in preparing the Financial Statements at December 31, 2009, and should be analyzed together.

The main changes in accounting practices to be introduced by the Pronouncements, Interpretations and Guidelines issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis "CPC") and approved by the Brazilian Securities Commission - CVM in 2009 are currently being analyzed by the Company and its subsidiaries, while awaiting market decisions as to the application of certain standards. However, the preliminary results of this analysis indicate that the standards that will have the greatest impact on the Financial Statements are:

i. ICPC 01 – Concession Contracts: This Interpretation defines the form of accounting for the assets of concessions when certain conditions are met. The Company's preliminary understanding is that this Interpretation is applicable to the concessions relating to electric energy distribution services. The most likely impact on the Financial Statements will be the transfer of the balances of Fixed Assets and Special Obligations to the Intangible Asset in relation to the right to charge consumers a tariff (right to exploit the concession). It is currently being discussed whether the recording of an indemnification should be as an Intangible or a Financial Asset.

Due to the complexity of these changes, the Company and its subsidiaries are evaluating the impacts of applying the Interpretation in their Financial Statements; they have also taken part in discussions and debates with other agents from the electric energy sector, regulatory bodies and class associations.

ii. CPC 26 – Presentation of the Financial Statements: This Pronouncement establishes guidelines and minimum requirements for structure, content and presentation of the financial statements. The Company and its subsidiaries are examining any possible impacts of this Pronouncement, particularly as regards changes in individual accounting statements, such as, for example, the inclusion of "Other Comprehensive Income" in the Income Statement and the Statement of Changes in Shareholders' Equity and separating the participation of controlling shareholders from that of noncontrolling shareholders in these statements.

iii. CPC 27 – Fixed Assets: This Pronouncement establishes the main points to be considered in accounting for a fixed asset, including the composition of the costs and methods permitted for calculating depreciation. The Company and its subsidiaries are also analyzing ICPC Interpretation 10 "Interpretation regarding Initial Adoption of Technical Pronouncements CPCs 27, 28, 37 e 43 to the Fixed Assets and Investment Properties" and the possible impacts on the balance of Fixed Assets at the transition date.

iv. CPC 33 – Employee Benefits: This Pronouncement concerns accounting for and disclosure of the benefits granted to employees. Due to the complexity of the accounting procedures defined in this regulation, the Company and its subsidiaries are analyzing the best alternative accounting methods, as required by the Pronouncement.

v. CPC 18 – Investment in Associated and Subsidiary Companies and CPC 19 – Joint Ventures: these Pronouncements deal with the classification and subsequent recording of the permanent corporate interests held by an entity. Certain of our ventures which, under the current rules, are regarded as "Joint Ventures" and accordingly consolidated proportionally, may need to be registered as "Associated Companies", and their income recorded by the equity accounting method.

vi. "Basic Conceptual Pronouncement - Framework for the Preparation and Presentation of Financial Statements": The Company is currently discussing with other agents of the electric energy sector, regulatory authorities and trade associations whether regulatory assets and liabilities (note 3) comply with the definition of assets and liabilities as established in the Conceptual Framework. In the event these regulatory assets and liabilities are not included within the scope of the definition, these entries could be reversed and only recorded at the time of their respective settlement.As mentioned above, due to the uncertainties as to the application of certain standards, reliable estimates of the impacts are at present impracticable.

2.1 Consolidation Principles

The consolidated quarterly financial statements include the balances and transactions of the Company and its subsidiaries. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and CPFL Jaguari Geração are consolidated with those of their subsidiaries, fully or proportionally (in the case of jointly-controlled subsidiaries).

The portion relating to the noncontrolling shareholders is stated separately in liabilities and income statements for the periods presented.

All significant intercompany balances and transactions have been eliminated.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated					
	September 30, 2010			June 30, 2010		
	Current	**Noncurrent**	**Total**	**Current**	**Noncurrent**	**Total**
Assets						
Consumers, Concessionaires and Licensees (note 5)						
Free energy	3,808	-	3,808	3,673	-	3,673
Discounts TUSD (*) and Irrigation	19,689	14,388	34,077	15,453	6,658	22,111
	23,497	**14,388**	**37,885**	**19,126**	**6,658**	**25,784**
Deferred Costs Variations						
Parcel "A"	666	-	666	999	-	999
CVA (**)	250,335	54,217	304,552	225,091	46,645	271,736
	251,001	**54,217**	**305,218**	**226,090**	**46,645**	**272,735**
Prepaid Expenses (note 9)						
Overcontracting	35,207	1,380	36,587	51,844	2,188	54,032
Low income consumers' subsidy - Losses	23,867	34,935	58,802	26,094	37,816	63,910
Neutrality of the sector charges	891	446	1,337	374	523	897
Tariff adjustment	22,226	-	22,226	30,560	-	30,560
Other financial components	46,093	2,726	48,819	55,694	3,048	58,742
	128,284	**39,487**	**167,771**	**164,566**	**43,575**	**208,141**
Liabilities						
Suppliers (note 17)						
Free energy	**(68,504)**	**-**	**(68,504)**	**(67,547)**	**-**	**(67,547)**
Deferred Gains Variations						
Parcel "A"	(22,869)	(37)	(22,906)	(34,276)	(62)	(34,338)
CVA	(297,815)	(82,882)	(380,697)	(302,437)	(115,333)	(417,770)
	(320,684)	**(82,919)**	**(403,603)**	**(336,713)**	**(115,395)**	**(452,108)**
Other Accounts Payable (note 22)						
Tariff review	-	-	-	(23,385)	-	(23,385)
Discounts TUSD and Irrigation	(2,226)	(440)	(2,666)	(2,599)	(455)	(3,054)
Tariff adjustment	(7,234)	-	(7,234)	(10,882)	-	(10,882)
Overcontracting	(39,133)	(13,526)	(52,659)	(27,879)	(19,800)	(47,679)
Low income consumers' subsidy - Gains	(6,322)	(27)	(6,349)	(6,022)	-	(6,022)
Neutrality of the sector charges	(32,821)	(17,209)	(50,030)	(14,630)	(12,826)	(27,456)
Other financial components	(27,946)	(1,407)	(29,353)	(34,103)	(782)	(34,885)
	(115,682)	**(32,609)**	**(148,291)**	**(119,500)**	**(33,863)**	**(153,363)**
Total net	**(102,088)**	**(7,436)**	**(109,524)**	**(113,978)**	**(52,380)**	**(166,358)**

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing ("RTE", "Free Energy" and Parcel "A")

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". This agreement introduced, as a mechanism by which to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") rural consumers and for public lighting, and 7.9% for all other consumers.

21

This adjustment was used to offset the following regulatory assets resulting from the rationing. As of September 30, 2010, these assets recorded by the subsidiaries are as follows:

a.1) Electric energy from Independent Suppliers ("Free Energy")

Free Energy corresponds to the energy produced and made available to the consumer market during the rationing period by the generators, independent producers and own-power producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the suppliers of electric energy, according to percentages established for each concessionaire. Accordingly, a regulatory asset and liability were recorded and these amounts restated in accordance with ANEEL's instructions.

On December 15, 2009, ANEEL issued Regulatory Resolution nº 387/2009 which establishes a new method for calculating the outstanding balances of Loss of Revenue and Free Energy after expiry of the RTE charge, with the objective of ensuring fairness to generators and distributors of electric energy as regards the calculation of the losses resulting from the collection of RTE from the final consumer.

On the basis of this new calculation, the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Sul Paulista increased, in 2009, the liability relating to free energy by R\$ 32,592. In the quarter ending March 31, 2010, the subsidiaries CPFL Paulista and CPFL Piratininga recorded additional adjustments of R\$ 48 and R\$ 2,479 as Other Operating Expenses, in respect of the principal.

Using the same methodology, the subsidiaries CPFL Jaguari and CPFL Santa Cruz recorded assets of R\$ 3,244 in 2009.

After these adjustments and the amortization and restatement for the period, the net balance at September 30, 2010 stood at R\$ 64,696 (R\$ 63,874 as of June 30, 2010).

The results of the new calculation were sent to ANEEL, which published Dispatch No. 1,450 on May 19, 2010, requesting reconciliation of the free energy figures from the distributors and generators.

During this quarter, ANEEL issued dispatches, fixing the final amounts of the Free Energy pass-on for the majority of agents. The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Santa Cruz are still awaiting validation of the amounts fixed. Adjustments have been duly recorded for the other distributors and CPFL Geração.

a.2) Parcel "A"

Corresponds to the variation in the non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001.

In the case of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari, CPFL Sul Paulista and RGE, the balances of Parcel "A" were totally amortized in November 2009, May 2008, November 2007, September 2005, March 2007, August 2005, December 2009 and July 2004, respectively.

In view of the need for billing to cover the full monthly cycle, the subsidiaries CPFL Paulista, CPFL Sul Paulista and CPFL Mococa charged more than the balances due, and the reimbursement of these amounts has been taken into consideration in their latest tariff adjustment. As of September 30, 2010, the net liability to consumers stood at R\$ 22,240 (R\$ 33,339 as of June 30, 2010).

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga.

In the case of all the companies, the provisional nature of the tariff review is due to the "Reference Company" and the "Xe factor". Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz were also on a provisional basis, while the financial component for the subsidiaries CPFL Paulista and CPFL Piratininga were linked to overcontracting.

The final approval occurred in the subsequent tariff adjustments, when ANEEL recalculated the adjustments and decided to reposition the tariff review of the distributors. As a result, the distributors recognized regulatory liabilities totaling R$ 165,707 between 2008 and 2009, in respect of amounts that are already being refunded to consumers.

This repositioning caused a negative impact of R$ 32,529 in the first quarter of 2009, mainly as a result of the liabilities recorded for RGE and CPFL Paulista, amounting to R$ 22,428 and R$ 11,979, respectively, and in the 3rd quarter of 2009 it caused an adverse impact of R$ 90,721 (pro-rata as of September 30, 2009 of the amount relating to two tariff periods of R$ 93,540), as a result of the liabilities recorded for CPFL Piratininga

b.2) Tariff Adjustment

The 2009 and 2010 tariff adjustments for the distribution subsidiaries that impacted the result for the quarter ended September 30, 2010 are as follows:

Tariff Adjustment 2009 ("IRT 2009"):

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Verified Revenue	**192,302**	**77,004**	**47,999**	**73,724**	**87,327**	**4,640,667**	**1,902,839**	**2,267,755**
Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	341,928
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,098,860
Energy Transmission	19,238	9,647	5,594	8,727	11,092	425,052	201,789	266,754
Parcel A	**139,878**	**64,853**	**34,967**	**47,713**	**66,819**	**3,909,326**	**1,513,115**	**1,707,542**
Parcel B	**72,974**	**20,626**	**18,083**	**33,810**	**30,810**	**1,361,615**	**588,468**	**623,920**
Income Required (Parc. A + B)	**212,852**	**85,479**	**53,050**	**81,523**	**97,629**	**5,270,941**	**2,101,583**	**2,331,462**
Financial Components	**28,530**	**300**	**351**	**1,924**	**(149)**	**402,812**	**178,722**	**73,878**
CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	110,116
Overcontracting	9	-	-	-	-	28,125	(1,949)	7,865
Advances	25,375	126	422	1,527	399	117,093	138,013	41,809
Low income subsidy	-	-	-	-	-	33,047	1,519	1,090
Discounts on TUSD and Irrigation Subsidy	(771)	-	22	852	43	6,122	1,625	3,010
Connection and Frontier Charges / CUSD	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	357
Tariff review recalculation - 2008	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	(93,540)
Provision Subsidy for Cooperatives	-	-	-	-	-	-	(16,178)	4,417
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	(577)
Other	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	(669)
Financial Repositioning	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	2.81%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%	7.64%	8.50%	3.17%
Total Repositioning	**24.09%**	**11.36%**	**11.18%**	**12.94%**	**11.64%**	**21.22%**	**18.95%**	**5.98%**
X Factor	**1.05%**	**2.81%**	**1.14%**	**1.44%**	**1.43%**	**1.19%**	**0.18%**	**-1.36%**
Effect perceived by consumers (*)	**11.85%**	**9.40%**	**5.59%**	**10.61%**	**10.23%**	**21.56%**	**3.43%**	**-2.12%**
Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	896/2009
Tariff review date	03/02/2009	03/02/2009	03/02/2009	03/02/2009	03/02/2009	08/04/2009	19/04/2009	10/23/2009

(*) The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

Tariff Adjustment 2010 ("IRT 2010"):

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Verified Revenue	**221,437**	**88,633**	**56,218**	**91,434**	**101,099**	**5,427,276**	**2,147,707**	**2,454,002**
Sector Charges	31,038	18,405	7,646	11,843	16,653	916,487	286,131	483,709
Purchase of Electric Energy	93,597	41,422	23,124	11,730	41,132	2,663,385	1,057,095	1,205,266
Energy Transmission	25,155	12,919	7,356	27,784	14,641	505,917	224,595	259,600
Parcel A	**149,790**	**72,746**	**38,126**	**51,357**	**72,426**	**4,085,789**	**1,567,821**	**1,948,575**
Parcel B	**75,845**	**21,036**	**20,425**	**34,301**	**33,026**	**1,425,548**	**616,742**	**716,166**
Income Required (Parc. A + B)	**225,635**	**93,782**	**58,551**	**85,658**	**105,452**	**5,511,337**	**2,184,563**	**2,664,741**
Financial Components	**18,485**	**(608)**	**(101)**	**(5,904)**	**1,432**	**63,508**	**232,719**	**40,536**
Advances	23,504	124	374	1,223	1,644	130,359	161,669	47,907
Financial adjustment previous tariff adjustment	(21)	(247)	(110)	(123)	137	(14,225)	22,174	(6,789)
Financial adjustment TUSD-G	-	-	-	-	-	(11,747)	(5,236)	-
Additional R&D financial adjustment	-	-	-	-	-	4,242	3,023	5,445
CVA	(1,851)	(299)	(154)	(2,534)	120	(89,180)	(36,189)	8,654
Discounts on TUSD and Irrigation Subsidy	(315)	-	(101)	(115)	544	2,062	11,319	(601)
Discounts for Cooperatives	-	-	-	-	-	3,365	35,898	(7)
Connection and Frontier Charges/CUSD	(154)	122	(49)	(178)	(112)	6,870	-	(5,418)
Parcel "A" liability to be offset	-	-	-	-	-	(43,956)	-	-
Neutrality of Sector Charges	-	-	-	-	-	(1,628)	(2,716)	(15,252)
Recovery of subsidies	2,478	91	262	234	277	-	9,546	-
Overcontracting	(1,591)	(418)	(274)	(922)	(349)	67,619	28,314	10,868
Other components	(3,565)	19	(49)	(3,489)	(829)	9,727	4,917	(4,271)
Financial Repositioning	1.90%	5.81%	4.15%	-6.32%	4.30%	1.55%	1.72%	8.59%
Financial Components	8.19%	-0.65%	-0.17%	-6.89%	1.36%	1.15%	10.65%	1.52%
Total Repositioning	**10.09%**	**5.16%**	**3.98%**	**-13.21%**	**5.66%**	**2.70%**	**12.37%**	**10.11%**
X Fator	**-2.15%**	**-0.34%**	**-2.33%**	**-1.12%**	**-1.30%**	**0.08%**	**-0.68%**	**1.14%**
Effect perceived by consumers (*)	**-2.53%**	**3.67%**	**3.24%**	**-8.47%**	**4.94%**	**-5.69%**	**3.96%**	**5.66%**
Ratification Resolution - ANEEL	935/2010	937/2010	936/2010	939/2010	933/2010	961/2010	1009/2010	1075/2010
Tariff review date	03/02/2010	03/02/2010	03/02/2010	03/02/2010	03/02/2010	08/04/2010	19/06/2010	10/19/2010

(*) The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On account of the process of approval of the financial components in the tariff adjustment, CPFL Paulista recorded a regulatory asset of R$ 5,314 in respect of recalculation of energy overcontracting in 2008 and a regulatory liability of R$ 14,225 in respect of adjustment of the financial components (CVA and other regulatory assets and liabilities) overestimated by ANEEL in 2008.

On March 30, 2010, in Ratification Resolution nº 957, ANEEL changed the contractual date for the tariff adjustment and review of the subsidiary RGE, and extended the effective term of this concessionaire's electric energy tariffs, stated in ratification resolution 810/2009, to June 18, 2010. This change was proposed by ANEEL in order for RGE's adjustment to be made on a more suitable date in the annual tariff adjustment calendar, to align the date of RGE's tariff adjustment in the annual tariff adjustment calendar with those of the concessionaires it supplies.

As such, as a result of the tariff adjustment, RGE recorded the following main adjustments in the second quarter of 2010: (i) a regulatory asset (composed of R$ 22,174 in respect of recalculation of the 2009 tariff adjustment as a result of ANEEL's revision of the average pass-on price to be considered for energy purchases, and R$ 9,546, in respect of the increase in the subsidy to granted to the Cooperatives in the 2009 Tariff Adjustment; (ii) assets related to Subsidies Granted (Supplied, TUSD, Irrigation, Low Income Consumers') of R$ 8,169; and (iii) a liability in respect of the TUSD-G financial adjustment (R$ 5,236).

There were no material increases in the amounts recorded in the ratification of financial components of the 2010 tariff adjustments of the other distributors, including CPFL Piratininga. More on ratification increases in note c.6 - overcontracting.

c) Financial components

c.1) Tariff review

As mentioned in note 3b.1, the 2nd cycle of tariff reviews for distributors was finally ratified by ANEEL during 2009. As such, liabilities have been recorded relating to the reimbursements that were made to consumers, and these will be amortized in the accounts until the next Tariff Adjustment for each distributor.

c.2) Tariff Adjustment

As mentioned in note 3b.2, in the tariff adjustments of 2009 and 2010, some distributors had financial components granted in order to adjust earlier tariff adjustments. As such, assets and liabilities were recorded that are being amortized in the accounts until the next Tariff Adjustment for each distributor.

c.3) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets and liabilities for the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As tariff advances are granted in relation to the estimated discounts for the next tariff period, the difference between the forecast and the discount actually realized is recorded and offset in the next tariff adjustment.

c.4) CVA

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated									
	September 30, 2010					June 30, 2010				
	Ratified			Not Ratified	Total	Ratified			Not Ratified	Total
	2010	2009	2008	2010		2010	2009	2008	2010	
Itaipu pass-through	(160,893)	(4,840)	(375)	(150,173)	(316,281)	(149,316)	(9,082)	(1,941)	(131,157)	(291,496)
Electric energy costs	(21,560)	8,879	328	143,407	131,054	(36,004)	25,890	1,702	(7,173)	(15,585)
Proinfa	13,165	1,760	44	(46,244)	(31,275)	7,396	7,562	229	(22,045)	(6,858)
CCC	63,906	2,699	54	15,619	82,278	44,017	5,085	278	40,528	89,908
Transmission from Itaipu	1,930	195	1	1,550	3,676	2,276	433	5	600	3,314
Basic network	42,616	1,116	50	(1,260)	42,522	70,379	4,354	259	5,130	80,122
ESS	(30,465)	7,141	148	3,478	(19,698)	(53,809)	13,264	765	4,504	(35,276)
CDE	12,412	699	11	3,253	16,375	8,830	3,675	55	7,845	20,405
EER - Reserve energy charge	6,068	-	-	9,136	15,204	1,317	-	-	8,115	9,432
	(72,821)	17,649	261	(21,234)	(76,145)	(104,914)	51,181	1,352	(93,653)	(146,034)

c.5) Increase in PIS and COFINS – Non-Cumulative Method

Refers to the difference between PIS and COFINS costs calculated in accordance with the current legislation, as understood by the subsidiaries and those effectively incorporated in the tariff.

In view of the taxation discussions involved, the subsidiaries conservatively opted to record in 2006 and 2007 a liability posted in "Other Accounts Payable".In light of the fiscal discussions on this topic, in June 2010 the subsidiaries decided to reclassify these amounts to Provisions for Contingencies (note 21).

c.6) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In relation to the 2009 Tariff Reviews of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL regarding the transactions relating to the acquisition of electric energy in the CCEE, in 2008, as voluntary exposure, and therefore provisionally approved the amounts of R$ 32,006 and R$ 7,865, respectively, for CPFL Paulista and CPFL Piratininga, of the Overcontracting Asset, but did not recognize the other amounts of R$ 19,503 and R$ 52,302, originally recorded by the subsidiaries. While not agreeing with the Agency's position, the subsidiaries, conservatively, decided to reverse these amounts, crediting "Prepaid Expenses" and setting against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009 and "Financial income" (R$ 920 in the first quarter of 2009 and R$ 2,681 in the third quarter of 2009). The amounts used in the tariff adjustments were provisionally adopted by ANEEL.

On April 6, 2010, in Dispatch nº 899, ANEEL acknowledged the Application for Reconsideration filed by the subsidiaries to resume the discussions on analysis of the merit of the involuntary nature of the exposure to the short-term market, in 2008.

In Official Letter nº 143/2010-SGE/ANEEL, dated April 16, 2010, the Agency requested the subsidiary CPFL Paulista's comments on the case, which were delivered against receipt on May 03, 2010 and are now awaiting a reply from ANEEL.

In the case of the subsidiary CPFL Piratininga, in October 2010, in Dispatch nº 3,105, within the scope of the 2010 Tariff Adjustment process, ANEEL determined that the Application for Reconsideration filed by the subsidary to reopen discussions on analysis of the merit of the involuntary nature of the exposure to the short-term market, relating to 2008, would be decided after conclusion of the instruction relating to the 2009 Tariff Adjustment. Accordingly, once this process is concluded, the subsidiary will have the opportunity to present its justifications and prove the involuntary exposure.

c.7) Low Income Consumers' Subsidy

Since the subsidies granted to consumers are to be identified as from the second cycle of tariff reviews, ANEEL decided that, whenever possible, part of this subsidy will be reimbursed through the tariff in the sphere of the concessionaire itself, by taking the financial component into account in the tariff. If it is not possible to make the full reimbursement through the tariff, CDE funds will be transferred to complement the subsidy.

As tariff advances are made to cover in full the subsidies granted to consumers, the difference between the subsidy actually granted and the advance received is calculated monthly for accounting purposes and included in the next tariff adjustment.

Law nº 12,212, of January 20, 2010, establishes the most recent guidelines for classification of consumers for the Social Electric Energy Tariff (Low Income).

The main change is that, under the new Law, consumers will only be entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

ANEEL resolutions nº407 of 07/27/2010 and nº 414/10 of 09/09/2010 regulate the classification of new consumers and the exclusion of consumer units that will cease to be entitled to the Social Electric Energy Tariff as result of the Law. The distribution subsidiaries are already implementing the actions determined by these resolutions, although the timeframe for doing so is by the end of 2011.

c.8) Neutrality of the Sector Charges

On account of the Addendum to the Concession Contracts of the electric energy distributors, approved by the ANEEL Executive Board, which changed the tariff adjustment methodology in accordance with ANEEL Order nº 245, published in the Official Gazette of the Federal Executive on February 5, 2010, the sector charges will no longer affect the tariff. The monthly differences between the amounts billed and the amounts considered in the tariff adjustment will be recorded as regulatory assets and liabilities, bearing interest at the SELIC rate.

c.9) Other financial components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and the TUSD G financial adjustment.

Changes in regulatory assets and liabilities during the quarters ended September 30, 2010 and 2009 are shown in the tables below:

Consolidated

	Balance june 30, 2010	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		Transfer	Balance september 30, 2010
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Renumer.		
Free energy	(63,874)	-	-	-	-	-	-	406	-	(21)	425	-	(1,632)	-	(64,696)
Parcel "A"	(33,339)	-	113	-	8,844	-	2,163	-	(18)	-	-	-	(3)	-	(22,240)
Tariff review	(23,385)	-	23,385												
Discounts TUSD and Irrigation	19,057	16,057	(3,549)	-	-	-	-	-	-	-	-	-	(154)	-	31,411
CVA	(146,034)	-	-	75,029	22,077	8,394	(22,347)	-	-	-	-	(8,066)	(5,198)	-	(76,145)
Overcontracting	6,353	-	-	(2,999)	(19,988)	-	-	-	-	-	126	-	436	-	(16,072)
Low Income Consumers' Subsidy	57,888	8,705	(3,379)	-	-	-	-	-	-	-	(10,458)	-	(303)	-	52,453
Neutrality of sector charges	(26,559)	(22,466)	1,122	-	-	-	-	-	-	-	-	-	(790)	-	(48,693)
Tariff adjustment	19,678	-	(4,686)	-	-	-	-	-	-	-	-	-	-	-	14,992
Other financial components	23,857	(1,371)	(10,616)	445	8,819	334	(1,815)	-	216	-	(415)	-	12	-	19,466
Total net	**(166,358)**	**925**	**2,390**	**72,475**	**19,752**	**8,728**	**(21,999)**	**406**	**198**	**(21)**	**(10,322)**	**(8,066)**	**(7,632)**	**-**	**(109,524)**

Consolidated

	Balance june 30, 2010	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		Balance september 30, 2010
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Renumer.	
Free energy	(28,732)	-	-	-	-	-	-	-	-	70	(58)	-	(76)	(28,796)
Parcel "A"	102,784	-	(847)	-	(61,309)	-	(14,942)	-	138	-	-	-	2,435	28,259
Tariff review	(54,519)	(90,721)	17,772	-	-	-	-	-	-	-	-	-	-	(127,468)
Discounts TUSD and Irrigation	15,222	4,567	(5,948)	-	-	-	-	-	-	-	-	-	(26)	13,815
CVA	295,904	-	-	(72,290)	(70,383)	23,504	(20,108)	-	-	-	-	(11,288)	8,092	153,431
Increase in PIS and COFINS	(123,116)	-	-	-	-	-	-	-	-	-	-	-	449	(122,667)
Overcontracting	83,763	-	-	3,583	(3,663)	-	-	-	-	-	-	-	(2,251)	81,432
Low Income Consumers' Subsidy	64,741	9,974	(7,740)	-	-	-	-	-	-	-	(2,759)	-	(21)	64,195
Other financial components	(18,023)	51,755	(36,263)	-	1,295	-	1,256	-	563	-	(169)	-	(193)	221
Total net	**338,024**	**(24,425)**	**(33,026)**	**(68,707)**	**(134,060)**	**23,504**	**(33,794)**	**-**	**701**	**70**	**(2,986)**	**(11,288)**	**8,409**	**62,422**

28

(4) CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated	
	September 30, 2010	**June 30, 2010**	**September 30, 2010**	**June 30, 2010**
Bank deposits	4,076	625	88,199	156,666
Short-term financial investments	105	70,347	1,046,732	1,218,433
Total	**4,181**	**70,972**	**1,134,931**	**1,375,099**

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown as of September 30 and June 30, 2010:

		Consolidated			
	Balances	Past due		Total	
	Coming Due	Up to 90 days	More than 90 days	September 30, 2010	June 30, 2010
Current					
Consumer Classes					
Residential	290,972	195,033	20,099	506,104	493,409
Industrial	179,329	54,521	44,678	278,528	316,478
Commercial	115,692	42,339	16,662	174,693	169,569
Rural	36,260	7,435	1,627	45,322	37,198
Public Administration	30,823	5,823	1,117	37,763	36,024
Public Lighting	24,782	3,991	17,083	45,856	43,957
Public Service	41,600	5,571	993	48,164	44,312
Billed	**719,458**	**314,713**	**102,259**	**1,136,430**	**1,140,947**
Unbilled	451,032	-	-	451,032	434,572
Financing of Consumers' Debts	58,195	18,984	48,544	125,723	107,373
Regulatory assets (note 3)	23,497	-	-	23,497	19,126
CCEE Transactions	37,505	-	-	37,505	21,073
Concessionaires and Licensees	188,624	-	-	188,624	164,705
Other	27,776	2,617	622	31,015	30,353
Total	**1,506,087**	**336,314**	**151,425**	**1,993,826**	**1,918,149**
Noncurrent					
Financing of Consumers' Debts	128,621	-	-	128,621	130,014
Regulatory assets (note 3)	14,388	-	-	14,388	6,658
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	10,664	-	-	10,664	21,327
Total	**194,974**	**-**	**-**	**194,974**	**199,300**

29

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of September 30, 2010, the current assets balance of the parent company is R$ 40,837 (R$ 40,209 as of June 30, 2010), and the noncurrent assets balance is R$ 45,148 (R$ 51,675 as of June 30, 2010). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated	
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Current				
Social Contribution Prepayments - CSLL	-	-	839	365
Income Tax Prepayments - IRPJ	-	-	3,967	1,176
Social Contribution and Income Tax	18,003	44,245	28,564	83,901
Withholding Income Tax - IRRF	17,668	16,978	50,460	47,391
ICMS (State VAT)	-	-	66,590	64,071
PIS (Tax on Revenue)	-	-	3,915	4,208
COFINS (Tax on Revenue)	43	42	11,885	13,168
INSS (Social Security)	-	-	1,005	882
Other	1	-	11,199	8,890
Total	**35,715**	**61,265**	**178,424**	**224,052**
Noncurrent				
Social Contribution Tax - CSLL	-	-	31,637	31,543
Income Tax - IRPJ	-	-	1,001	1,001
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	90,908	78,424
Other	-	-	6,433	6,180
Total	**2,787**	**2,787**	**132,766**	**119,935**

30

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance at June 30, 2010	**(85,910)**
Additional Allowance Recorded	(26,973)
Recovery of Revenue	19,418
Write-off of Accounts Receivable	5,871
Balance at September 30, 2010	**(87,594)**

(9) PREPAID EXPENSES

	Consolidated			
	Current		Noncurrent	
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Regulatory assets - (note 3)	128,284	164,566	39,487	43,575
Other	28,096	29,708	4,045	4,745
Total	**156,380**	**194,274**	**43,532**	**48,320**

(10) DEFERRED TAXES

10.1- Composition of the tax credits:

	Parent Company		Consolidated	
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Social Contribution Credit on				
Tax Loss Carryforwards	40,393	40,179	46,317	47,525
Tax Benefit on Merged Goodwill	-	-	177,528	182,003
Temporarily Nondeductible Differences	88	69	67,488	66,947
Subtotal	**40,481**	**40,248**	**291,333**	**296,475**
Income Tax Credit on				
Tax Loss Carryforwards	122,267	122,357	126,062	126,152
Tax Benefit of Merged Goodwill	-	-	597,728	612,501
Temporarily Nondeductible Differences	2,852	2,739	187,513	185,961
Subtotal	**125,119**	**125,096**	**911,303**	**924,614**
PIS e COFINS credit on				
Temporarily Nondeductible Differences	-	-	2,169	1,905
Total	**165,600**	**165,344**	**1,204,805**	**1,222,994**
Current	16,320	16,320	161,195	163,501
Noncurrent	149,280	149,024	1,043,610	1,059,493
Total	**165,600**	**165,344**	**1,204,805**	**1,222,994**

31

The estimates of recovery of deferred tax credits recorded in noncurrent assets, derived from tax losses, negative bases, temporary non-deductible differences and tax benefit of merged goodwill, are based on projections of future income, approved by the Board of Directors and examined by the Fiscal Council and are revised annualy.For the quarter ended September 30, 2010, the Board of Directors does not foresee any significant changes to the projections disclosed in the Financial Statements of December 31, 2009.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated			
	September 30, 2010		June 30, 2010	
	Social Contribution Tax (CSLL)	Income Tax	Social Contribution Tax (CSLL)	Income Tax
CPFL Paulista	96,872	269,089	99,159	275,444
CPFL Piratininga	21,758	74,659	22,240	76,318
RGE	41,933	173,171	42,748	176,537
CPFL Santa Cruz	4,764	15,938	5,053	16,848
CPFL Leste Paulista	3,003	8,227	3,152	8,680
CPFL Sul Paulista	4,399	12,010	4,604	12,655
CPFL Jaguari	2,633	7,219	2,764	7,616
CPFL Mococa	1,711	4,672	1,798	4,940
CPFL Geração	-	31,502	-	32,128
CPFL Serviços	455	1,241	485	1,335
Total	**177,528**	**597,728**	**182,003**	**612,501**

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated					
	September 30, 2010			June 30, 2010		
	Social Contribution Tax (CSLL)	Income Tax	PIS / COFINS	Social Contribution Tax (CSLL)	Income Tax	PIS / COFINS
Reserve for Contingencies	20,867	58,202	-	19,252	53,651	-
Pension Plan Expenses	3,318	10,216	-	3,555	10,875	-
Allowance for Doubtful Accounts	8,886	20,784	-	7,302	20,291	-
Free energy adjustment (note 3a.1)	3,594	9,980	-	3,492	9,698	-
Research and Development and Energy Efficiency Programs	16,021	44,496	-	16,344	45,393	-
Profit Sharing	876	5,459	-	1,700	5,415	-
Differences in Depreciation Rates - RGE	9,462	26,282	-	9,551	26,530	-
Provision for overcontracting	933	2,593	878	933	2,593	878
Effects of Law nº 11,638/07	523	1,495	868	608	1,690	739
Other	3,008	8,006	423	4,210	9,825	288
Total	**67,488**	**187,513**	**2,169**	**66,947**	**185,961**	**1,905**

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters and nine months ended September 30, 2010 and 2009:

	Parent Company							
	3rd quarter 2010		9 month 2010		3rd quarter 2009		9 month 2009	
	Social Contribution Tax (CSLL)	Income Tax	Social Contribution Tax (CSLL)	Income Tax	Social Contribution Tax (CSLL)	Income Tax	Social Contribution Tax (CSLL)	Income Tax
Income before taxes	**387,107**	**387,107**	**1,287,055**	**1,287,055**	**287,857**	**287,857**	**985,301**	**985,301**
Adjustments to Reflect Effective Rate:								
- Equity on subsidiaries	(424,019)	(424,019)	(1,312,982)	(1,312,982)	(329,187)	(329,187)	(1,029,788)	(1,029,788)
- Intangible asset (goodwill) amortization	28,944	36,255	86,836	108,495	30,330	37,186	90,990	111,561
- Other Permanent Additions, net	(177)	1,380	400	2,976	620	612	2,573	2,546
Calculation base	**(8,145)**	**723**	**61,309**	**85,544**	**(10,380)**	**(3,532)**	**49,076**	**69,620**
Statutory Tax Rate	9%	25%	9%	25%	9%	25%	9%	25%
Tax Credit Result	**733**	**(181)**	**(5,518)**	**(21,386)**	**934**	**883**	**(4,417)**	**(17,405)**
- Tax Credit Recorded (Not Recorded)	-	-	-	606	-	-	-	-
Total	**733**	**(181)**	**(5,518)**	**(20,780)**	**934**	**883**	**(4,417)**	**(17,405)**

	Consolidated							
	3rd quarter 2010		9 month 2010		3rd quarter 2009		9 month 2009	
	Social Contribution Tax (CSLL)	IRPJ	Social Contribution Tax (CSLL)	IRPJ	Social Contribution Tax (CSLL)	IRPJ	Social Contribution Tax (CSLL)	IRPJ
Income before taxes	**607,803**	**607,803**	**1,823,798**	**1,823,798**	**455,763**	**455,763**	**1,364,539**	**1,364,539**
Adjustments to Reflect Effective Rate:								
- Intangible asset (goodwill) amortization	28,944	36,478	86,836	109,164	30,330	37,586	90,990	112,756
- CMC Realization	2,449	-	8,590	-	2,172	-	9,251	-
- Effect of Presumed Profit System	(7,812)	(9,032)	(21,312)	(24,792)	(10,503)	(12,301)	(30,328)	(34,670)
- Other Permanent Additions (Exclusions), net	(1,654)	(9,307)	4,123	(19,292)	14,340	(11,453)	24,402	(4,198)
Calculation base	**629,730**	**625,942**	**1,902,035**	**1,888,878**	**492,102**	**469,595**	**1,458,854**	**1,438,427**
Statutory Tax Rate	9%	25%	9%	25%	9%	25%	9%	25%
Tax Debit Result	**(56,676)**	**(156,486)**	**(171,183)**	**(472,220)**	**(44,289)**	**(117,399)**	**(131,297)**	**(359,607)**
- Tax Credit Recorded (Not Recorded)	(1,257)	(3,696)	(3,077)	(8,360)	(295)	(596)	(1,347)	(3,057)
Total	**(57,933)**	**(160,182)**	**(174,260)**	**(480,580)**	**(44,584)**	**(117,995)**	**(132,644)**	**(362,664)**

(11) OTHER CREDITS

	Consolidado			
	Current		Noncurrent	
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Receivables from BAESA's shareholders	17,425	16,251	3,272	7,908
Advances - Fundação CESP	8,290	7,432	-	-
Advance to suppliers	13,125	14,319	-	-
Pledges, Funds and Tied Deposits	3,197	3,318	62,391	38,301
Fund Tied to Foreign Currency Loans	-	-	21,578	22,945
Orders in Progress	10,593	7,737	-	-
Services Rendered to Third Parties	58,517	57,974	-	-
Reimbursement RGR	4,537	4,830	1,611	1,611
Advance Energy Purchase Agreements	12,513	10,209	60,004	63,399
Lease	4,020	3,253	23,830	22,817
Collection Agreements	27,131	25,979	-	-
Other	20,323	36,713	28,752	9,316
Total	**179,671**	**188,015**	**201,438**	**166,297**

(12) INVESTMENTS

	Parent company		Consolidated	
	September 30, 2010	June 30, 2010	September 30, 2009	June 30, 2009
Permanent Equity Interests:				
At equity method	3,743,520	3,319,493	-	-
At cost method	-	-	117,806	117,744
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,433,123	1,469,373	-	-
Total	**5,163,815**	**4,776,038**	**104,978**	**104,916**

12.1 - Permanent Equity Interests:

The main information on the investments in direct permanent equity interests is as follows:

Investment	Number of (thousand) Shares held	September 30, 2010 Capital	September 30, 2010 Shareholders Equity	September 30, 2010 Net Income	September 30, 2010 Shareholders Equity Interest	June 30, 2010 Shareholders Equity Interest	3rd quarter 2010 Equity in Subsidiaries	3rd quarter 2009 Equity in Subsidiaries
CPFL Paulista	72,650	109,810	657,042	486,883	657,042	497,388	159,654	133,390
CPFL Piratininga	53,031,259	70,587	297,315	214,827	297,315	230,538	66,778	(14,780)
RGE	807,168	867,604	1,164,488	187,690	1,164,488	1,108,154	56,334	39,151
CPFL Santa Cruz	371,772	45,330	87,665	20,120	87,665	80,135	7,530	10,617
CPFL Leste Paulista	895,373	12,217	45,020	11,676	45,020	40,252	4,767	4,042
CPFL Jaguari	211,844	5,716	34,310	9,363	34,310	31,045	3,264	1,913
CPFL Sul Paulista	445,317	10,000	48,511	11,816	48,511	44,333	4,178	3,550
CPFL Mococa	116,989	9,850	32,072	7,208	32,072	29,936	2,136	2,192
CPFL Geração	205,487,716	1,039,618	1,272,113	196,605	1,272,113	1,209,765	62,348	85,417
CPFL Brasil	2,999	2,999	53,494	153,371	53,494	3,598	49,895	61,516
CPFL Atende (*)	1	1	(1,158)	101	(1,158)	(1,892)	734	6
CPFL Planalto (*)	630	630	3,539	8,301	3,539	630	2,907	1,603
CPFL Serviços	1,443,141	5,800	3,498	1,036	3,498	2,107	1,391	(1,950)
CPFL Jaguariuna	189,620	2,481	1,818	(362)	1,818	2,068	(250)	6
CPFL Jaguari Geração	40,072	40,108	43,793	5,909	43,793	41,436	2,353	2,514
Total					**3,743,520**	**3,319,493**	**424,019**	**329,187**

(*) Number of quotes
The capital and shareholders' equity of the subsidiary Chumpitaz is R$ 100.00 (one hundred reais)
At September 30, 2010 the parent company held 100% interest in the total capital of all of these subsidiaries

a) Migration of noncontrolling shareholders in CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz to the equity of CPFL Energia

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the noncontrolling shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. This was carried out with the issue of 1,226,192 new common shares of CPFL Energia, resulting in an increase in Shareholders' Equity of R$ 52,249, offset by R$ 17,393 relating to the increase of the holdings in these subsidiaries, and R$ 34,856 regarding the increase in intangible assets relating to concession rights (R$ 32,848) and goodwill (R$2,008). The exchange ratios were established based on economic reports.

12.2 – Interest on Shareholders' Equity and Dividends Receivable:

	Parent Company			
	September 30, 2010	June 30, 2010		
			Interest on Shareholders´	
Subsidiaries	Dividend	Dividend	Equity	Total
CPFL Paulista	237,000	462,308	12,683	474,991
CPFL Piratininga	60,000	191,134	5,879	197,013
RGE	-	173,962	30,044	204,006
CPFL Santa Cruz	12,000	23,687	2,043	25,730
CPFL Geração	85,000	146,775	29,503	176,278
CPFL Brasil	75,000	103,367	92	103,459
CPFL Leste Paulista	-	10,701	1,025	11,726
CPFL Sul Paulista	-	6,378	1,071	7,449
CPFL Jaguari	-	5,168	790	5,958
CPFL Mococa	3,000	9,252	1,376	10,628
CPFL Serviços	3,648	3,648	-	3,648
CPFL Planalto	-	5,394	-	5,394
CPFL Jaguari Geração	-	4,153	-	4,153
Total	**475,648**	**1,145,927**	**84,506**	**1,230,433**

In this quarter, the Company received R$ 754,785 from the subsidiaries in relation to dividends and interest on shareholders' equity declared in 2009 and in the first 6 months of 2010.

12.3 – Investment at cost

Refers mainly to the participation of the indirect subsidiary Paulista Lajeado Energia S.A. of 5.94% in the total capital of Investco S/A, comprising 28,154 common shares and 18,529 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 74,494, were registered in the liabilities of the consolidated financial statements under Noncontrolling Shareholders Interest.

12.4 – Goodwill

The goodwill refers mainly to the acquisition of investments (right to operate the concessions). In the quarterly consolidated financial statements, these amounts are shown under Intangible Assets, as described in Note 14.

(13) PROPERTY, PLANT AND EQUIPMENT

| | Consolidated | | | June 30, 2010 |
| | September 30, 2010 | | | |
	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service				
- Distribution	8,917,710	(4,541,388)	4,376,322	4,243,172
- Generation	2,253,686	(287,961)	1,965,725	1,887,092
- Commercialization	166,050	(80,856)	85,194	83,903
- Administration	153,272	(94,101)	59,171	54,674
- Leased assets	943,796	(281,333)	662,463	667,756
	12,434,514	(5,285,639)	7,148,875	6,936,597
In Progress				
- Distribution	575,420	-	575,420	455,522
- Generation	1,686,131	-	1,686,131	1,630,896
- Commercialization	57,633	-	57,633	22,924
- Administration	30,196	-	30,196	46,369
	2,349,380	-	2,349,380	2,155,711
Subtotal	14,783,894	(5,285,639)	9,498,255	9,092,308
Special obligations linked to the concession			(1,095,805)	(1,079,953)
Total			8,402,450	8,012,355

The average depreciation rate of the assets is 4.6% p.a. for the distributors and 2.6% p.a. for the generators.

The balance of construction in progress in the generation segment mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó and EPASA generation projects, with total property, plant and equipment of R$ 2,496,875 and R$ 515,444, respectively (R$ 1,273,406 and R$ 262,876, in proportion to the Company's participation).

(14) INTANGIBLE ASSETS

| | Parent Company | | Consolidated | |
	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Intangible concession asset	-	-	2,079,327	2,124,918
Other intangible assets	6,345	6,380	437,757	404,692
Total	6,345	6,380	2,517,084	2,529,610

14.1 Breakdown of the Intangible Concession Asset

	Consolidated				
	September 30, 2010			June 30, 2010	Annual amortization rate
	Historical Cost	Accumulated Amortization	Net Value	Net Value	September 30, 2010
INTANGIBLE CONCESSION ASSET					
Intangible asset acquired, not merged					
Parent Company					
CPFL Paulista	304,861	(95,843)	209,018	213,992	5.90%
CPFL Piratininga	39,065	(11,857)	27,208	27,812	6.19%
CPFL Geração	54,555	(17,036)	37,519	38,316	5.80%
RGE	3,150	(539)	2,611	2,662	6.53%
CPFL Santa Cruz	9	(1)	8	9	8.81% (*)
CPFL Leste Paulista	3,333	(279)	3,054	3,175	8.37% (*)
CPFL Sul Paulista	7,288	(583)	6,705	6,855	7.99% (*)
CPFL Jaguari	5,212	(444)	4,768	4,717	8.51% (*)
CPFL Mococa	9,110	(793)	8,317	8,858	8.70% (*)
CPFL Jaguari Geração	7,896	(296)	7,600	7,723	3.75% (*)
	434,479	(127,671)	306,808	314,119	
Subsidiaries					
ENERCAN	10,233	(2,147)	8,086	8,272	6.90%
Barra Grande	3,081	(965)	2,116	2,161	5.90%
Chapecoense	7,376	-	7,376	7,376	-
EPASA	498	-	498	498	-
Santa Clara I	4,571	-	4,571	4,571	-
Santa Clara II	4,571	-	4,571	4,571	-
Santa Clara III	4,571	-	4,571	4,571	-
Santa Clara IV	4,571	-	4,571	4,571	-
Santa Clara V	4,571	-	4,571	4,571	-
Santa Clara VI	4,571	-	4,571	4,571	-
Eurus VI	1,147	-	1,147	1,147	-
Outros	14,488	(11,053)	3,435	3,618	6.22%
	64,249	(14,165)	50,084	50,498	
Subtotal	**498,728**	**(141,836)**	**356,892**	**364,617**	
Intangible asset acquired and merged – Deductible					
Subsidiaries					
RGE	1,120,266	(734,816)	385,450	390,188	3.76%
CPFL Geração	426,450	(215,775)	210,675	214,859	6.22%
Subtotal	**1,546,716**	**(950,591)**	**596,125**	**605,047**	
Intangible asset acquired and merged – Reassessed					
Parent Company					
CPFL Paulista	1,074,026	(399,597)	674,429	690,355	5.90%
CPFL Piratininga	115,762	(35,137)	80,625	82,415	6.19%
RGE	310,128	(61,946)	248,182	253,068	6.33%
CPFL Santa Cruz	61,685	(26,891)	34,794	36,810	13.07%
CPFL Leste Paulista	27,034	(7,480)	19,554	20,600	15.48%
CPFL Sul Paulista	38,168	(10,412)	27,756	29,201	15.14%
CPFL Jaguari	23,600	(6,370)	17,230	18,159	15.76%
CPFL Mococa	15,124	(4,345)	10,779	11,381	15.96%
CPFL Jaguari Geração	15,275	(2,314)	12,961	13,265	7.94%
	1,680,802	(554,492)	1,126,310	1,155,254	
Total	**3,726,246**	**(1,646,919)**	**2,079,327**	**2,124,918**	

(*) Relates to the proportionate rate for the amortized period

- **Intangible assets – Concession**

The differences between the amount paid and the equity of acquired companies on the acquisition dates. Correspond to the parent company's future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires' projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

- Intangible assets acquired, not merged

In the parent company, refer mainly to the goodwill on the merger of all the shares held by the noncontrolling shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005, RGE in December 2007 and of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz, in the second quarter of 2010 (note 12).

- Intangible assets acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

14.2 - Other Intangible assets

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 "Impairment of Assets".

The changes in the balance of corporate interests in the quarter ended September 30, 2010 are as follows:

	Consolidated				
	Balance june 30, 2010	Addition	Transfer	Amortization	Balance september 30, 2010
Intangible asset acquired, not merged					
Historical cost	498,728	-	-	-	498,728
Accumulated Amortization	(134,111)	-	-	(7,725)	(141,836)
	364,617	-	-	(7,725)	356,892
Intangible asset acquired and merged – Deductible					
Historical cost	1,546,716	-	-	-	1,546,716
Accumulated Amortization	(941,669)	-	-	(8,922)	(950,591)
	605,047	-	-	(8,922)	596,125
Intangible asset acquired and merged – Reassessed					
Historical cost	1,680,802	-	-	-	1,680,802
Accumulated Amortization	(525,548)	-	-	(28,944)	(554,492)
	1,155,254	-	-	(28,944)	1,126,310
Subtotal	**2,124,918**	**-**	**-**	**(45,591)**	**2,079,327**
Other intangible assets	404,692	26,297	16,781	(10,013)	437,757
Total	**2,529,610**	**26,297**	**16,781**	**(55,604)**	**2,517,084**

14.3 - Concession Agreements

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as "Public Utilities". The liabilities are restated annually by the variation in the General Market Price Index – IGP-M.

The subsidiaries record the grant amounts in expense, according to the contractual maturity dates.

(15) INTEREST, LOANS AND FINANCING

	Consolidated							
	September 30, 2010				June 30, 2010			
	Interest Current and Noncurrent	Principal		Total	Interest Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent	
At cost								
LOCAL CURRENCY								
BNDES - Power Increases	57	5,680	9,437	15,174	64	6,515	10,381	16,960
BNDES - Investment	11,030	309,017	2,526,891	2,846,938	10,035	304,767	2,295,489	2,610,291
BNDES - Purchase of assets	44	1,760	4,644	6,448	44	1,382	5,048	6,474
BNDES - Working Capital	681	42,228	114,442	157,351	664	21,773	130,786	153,223
Financial Institutions	52,040	144,079	1,197,027	1,393,146	25,353	143,698	759,047	928,098
Other	787	26,221	51,305	78,313	565	21,487	27,198	49,250
Subtotal	**64,639**	**528,985**	**3,903,746**	**4,497,370**	**36,725**	**499,622**	**3,227,949**	**3,764,296**
FOREIGN CURRENCY								
IDB	247	3,789	47,120	51,156	265	3,943	51,144	55,352
Financial Institutions	1,017	3,814	43,341	48,172	491	4,055	46,087	50,633
Subtotal	**1,264**	**7,603**	**90,461**	**99,328**	**756**	**7,998**	**97,231**	**105,985**
Total at cost	**65,903**	**536,588**	**3,994,207**	**4,596,698**	**37,481**	**507,620**	**3,325,180**	**3,870,281**
At Fair Value								
FOREIGN CURRENCY								
Financial Institutions	7,126	-	413,492	420,618	5,560	-	414,201	419,761
Total	**7,126**	**-**	**413,492**	**420,618**	**5,560**	**-**	**414,201**	**419,761**
Total	**73,029**	**536,588**	**4,407,699**	**5,017,316**	**43,041**	**507,620**	**3,739,381**	**4,290,042**

At cost	Consolidated September 30, 2010	June 30, 2010	Annual Remuneration	Amortization	Collateral
Local currency					
BNDES - Power Increases					
CPFL Geração	15,174	16,937	TJLP + 3.1% to 4.3%	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Paulista and CPFL Energia
CPFL Geração	-	23	UMBND + 4.0%	72 monthly installments from September 2004	Guarantee of CPFL Paulista and CPFL Energia
BNDES/BNB - Investment					
CPFL Paulista - FINEM II	15,909	31,818	TJLP + 5.4%	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	87,415	94,138	TJLP + 3.3%	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	272,541	221,943	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINAME	6,820	1,640	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	5,924	11,847	TJLP + 5.4%	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	51,928	55,923	TJLP + 3.3%	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	113,600	94,468	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	16,921	649	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
RGE - FINEM III	50,450	56,055	TJLP + 5.0%	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	173,486	156,043	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
RGE - FINAME	3,409	1,655	Fixed rate 4.5%	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Santa Cruz	9,346	9,390	TJLP + 2.00% to 2.90%	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,206	3,018	TJLP + 2.9%	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,499	2,499	TJLP + 2.9%	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	3,262	3,261	TJLP + 2.9%	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	4,736	4,735	TJLP + 2.9%	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	124,241	128,151	TJLP + 3.125% to 4.125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	25,331	27,462	UMBND + 3.125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	282,220	290,520	TJLP + 4%	144 monthly installments from April 2007	Letters of Credit
ENERCAN	16,669	18,195	UMBND + 4%	144 monthly installments from April 2007	Letters of Credit
CERAN	254,341	259,980	TJLP + 5%	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	36,585	39,521	UMBND + 5% (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	115,905	118,271	TJLP + 3.69% (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	975,131	920,263	TJLP + 2.49% to 2.95%	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising from the Concession, blocked income and guarantee of CPFL Energia
CPFL Bioenergia - FINEM	37,614	22,891	TJLP + 1.9%	144 monthly installments from June 2011	Propriedade Fiduciária, Direitos Creditórios e Guarantee of CPFL Energia
CPFL Bioenergia - FINAME	38,378	35,955	Fixed rate 4.5%	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
EPASA	89,126	-	Fixed rate 10%	132 monthly installments from January 2013	Bank guarantee
BNDES - Other					
CPFL Brasil - Bens de Renda	6,448	6,474	TJLP + 1.94% to 2.5%	36 monthly installments from May 2009	Linked to the asset acquired
CPFL Piratininga - Capital de Giro	53,030	51,635	TJLP + 5.0% (2)	24 monthly installments from February 2011	No guarantee
CPFL Geração - FINEM - Capital de Giro	51,837	50,479	TJLP + 4.95%	24 monthly installments from February 2011	Guarantee of CPFL Energia
CPFL Geração - FINAME - Capital de Giro	52,484	51,109	TJLP + 4.95% (3)	23 monthly installments from February 2011	Guarantee of CPFL Energia
Financial Institutions					
CPFL Paulista					
Banco do Brasil - Lei 8727	36,014	37,409	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables
Banco do Brasil	107,593	104,628	107% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
Banco do Brasil-Crédito Rural (*)	194,303	-	98.50% of CDI	4 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Piratininga					
Banco do Brasil - Crédito Rural (*)	17,871	-	98.5% of CDI	4 annual installments from July 2012	Guarantee of CPFL Energia
RGE					
Banco do Brasil - Crédito Rural (*)	230,479	-	98.5% of CDI	4 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Brasil					
FINEP	3,682	-	5% Fixed rate	81 monthly installments from August 2011	Receivables
CPFL Santa Cruz					
HSBC	43,958	42,719	CDI + 1.10%	1 installment in June 2011	Guarantee of CPFL Energia
Banco do Brasil - Crédito Rural (*)	16,182	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Sul Paulista					
Banco do Brasil - Crédito Rural (*)	10,013	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Leste Paulista					
Banco do Brasil - Crédito Rural (*)	16,637	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Mococa					
Banco do Brasil - Crédito Rural (*)	8,394	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Jaguari					
Banco do Brasil - Crédito Rural (*)	1,769	-	98.5% of CDI	2 annual installments from July 2012	Guarantee of CPFL Energia
CPFL Geração					
Banco Itaú BBA	100,639	102,920	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Alfa	-	-	105.1% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	643,603	625,865	107.0% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
CERAN					
Banco Bradesco	15,004	14,557	CDI + 1.75%	1 installment in April 2012	No guarantee
Other					
Eletrobrás					
CPFL Paulista	6,114	6,461	RGR + 6.0% to 9.0%	Monthly installments to July 2016	Receivables/Promissory notes
CPFL Piratininga	1,048	1,170	RGR + 6%	Monthly installments to July 2016	Receivables/Promissory notes
RGE	18,619	11,749	RGR + 6%	Monthly installments to June 2020	Receivables/Promissory notes
CPFL Santa Cruz	4,125	4,304	RGR + 6%	Monthly installments to April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,127	1,158	RGR + 6%	Monthly installments to February 2022	Receivables/Promissory notes
CPFL Sul Paulista	1,896	1,681	RGR + 6%	Monthly installments to July 2018	Receivables/Promissory notes
CPFL Jaguari	113	118	RGR + 6%	Monthly installments to May 2017	Receivables/Promissory notes
CPFL Mococa	424	434	RGR + 6%	Monthly installments to February 2022	Receivables/Promissory notes
Other	21,798	22,175			
Local Currency - At cost	**4,497,370**	**3,764,296**			
Foreign currency					
IBD - Enercan	51,156	55,352	US$ + Libor + 3.5%	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
CPFL Paulista (5)					
Debt Conversion Bond	4,062	4,300	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	7,466	7,783	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	14,880	15,756	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	21,764	22,794	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Foreign currency - At cost	**99,328**	**105,985**			
Total at cost	**4,596,698**	**3,870,281**			
Foreign currency					
At fair Value					
Financial institution					
CPFL Paulista					
Banco ABN AMRO Real	420,618	419,761	Yen +1.49% (4)	1 installment in January 2012	No guarantee
Foreign currency - Fair value	**420,618**	**419,761**			
Total Consolidated	**5,017,316**	**4,290,042**			

The subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 169.5% of CDI
(2) 106.0% a 106.5% of CDI
(3) 106.0% of CDI
(4) 104.98% of CDI
(5) As certain assets are dollar indexed, a partial swap of R$ 29,126 was contracted, converting the currency variation to 112.9 % of the CDI.
(*) Effective rate: 98.5% CDI + 2.88% (CPFL Paulista and CPFL Piratininga) and 98.5% CDI + 2.5% (RGE)

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	September 30, 2010			
	Value at cost			Fair value (accounting balance)
Foreign currency	Interest	Principal Noncurrent	Total	
At fair value				
CPFL Paulista				
Banco ABN AMRO Real	7,126	416,885	424,011	420,618
Total Foreign currency - Consolidated	**7,126**	**416,885**	**424,011**	**420,618**

The change in the fair value of this debt is recorded in the financial income (expense) of the subsidiaries. The gain obtained by marking this debt to market (R$ 3,393) is offset by the effect of R$ 6,434 obtained by marking to market the derivative financial instrument contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 3,041.

Main funding in the period:

Local currency

BNDES/BNB – Investment:

FINEM IV (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 63,924 was received during this quarter and the remaining estimated balance of R$ 37,101 will be cancelled.

FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 24,767 was received during this quarter and the remaining balance of R$ 25,966 will be cancelled.

FINEM IV (RGE) – The subsidiary obtained approval for financing of R$ 216,131 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 26,526 was received during this quarter and the remaining balance of R$ 17,104 will be cancelled.

FINAME (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 5,170 in this quarter and the remaining balance of R$ 85,376 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

FINAME (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 16,243 in this quarter and the remaining balance of R$ 31,225 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis. There are no restrictive covenants.

FINAME (RGE) – The subsidiary obtained approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 1,752 in this quarter and the remaining balance of R$ 29,015 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

FINEM/FINAME (Bioenergia) – The indirect subsidiary obtained approval for financing of R$ 75,297 from the BNDES in 2009, comprised of R$ 37,491 from FINEM and R$ 37,806 from FINAME, to be invested in the construction of the Thermoelectric Plant. The amount of R$ 16,100 was received during this quarter and the remaining estimated balance of R$ 13,706 is scheduled to be released in the 4th quarter of 2010. The interest and principal will be paid monthly as from June, 2011.

BNDES – Investimento (Foz do Chapecó) – The indirect subsidiary obtained approval for financing of R$ 1,633,155 (R$ 832,909 in proportion to the Company's participation) from the BNDES in 2007, to be sed to finance the construction works of the Foz do Chapecó Hydroelectric Power Plant.. The amount of R$ 68,914 (R$ 35,146 in proportion to the Company's participation) was received during this quarter, this being final installment of this financing. The interest and principal will be paid monthly as from October 2011.

BNB – Investimento (EPASA) – In December 2009, the indirect subsidiary contracted a loan of R$ 214,278 (R$ 109,282 in proportion to the Company's participation) from Banco do Nordeste do Brasil - BNB, to be invested in the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 177,838 (R$ 90,697 in proportion to the Company's participation) was released in this quarter, and the release of the remaining balance is conditional upon: i) physical and financial verification of the funds obtained; and ii) increasing the capital in EPASA by R$ 91,834 (R$ 46,835 in proportion to the Company's participation). The interest will be paid quarterly until December 2012 and on a monthly basis as from January 2013. There are no restrictive covenants for this financing agreement.

Financial Institutions

Banco do Brasil – Crédito Rural (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari e CPFL Sul Paulista) - These subsidiaries obtained approval for financing, in the form of rural credit, with a total amount of R$ 499,800 (R$ 435,849 net of costs) released during this quarter to cover working capital. The interest will be capitalized monthly and amortized together with the installments of the principal.

ELETROBRÁS (RGE) – The subsidiary obtained approval for financing of R$ 25,251 from Eletrobras in 2008, the purpose of which is to finance part of the improvement works on the electricity system to bring electricity to rural areas (Universalization Program). The subsidiary received the amount of R$ 7,392 during this quarter and the remaining balance of R$ 9,147 was cancelled, in line with the physical execution of the works.

RESTRICTIVE COVENANTS

The loan from Banco do Brasil - Rural Credit is subject to certain restrictive covenants, including clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The ratio demanded is that of net indebtedness to EBITDA of 3.0 or less

The other loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2009.

The Management of the Company and its subsidiaries monitors these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

						Consolidated							
						September 30, 2010				June 30, 2010			
	Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company **3rd Issue**													
Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured	3,401	-	450,000	453,401	13,673	-	450,000	463,673
CPFL Paulista **3rd Issue**													
1st series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee	22,618	-	640,000	662,618	5,027	-	640,000	645,027
4th Issue													
Single series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee	3,124	109,428	-	112,552	8,216	64,301	109,947	182,464
						25,742	**109,428**	**640,000**	**775,170**	**13,243**	**64,301**	**749,947**	**827,491**
CPFL Piratininga **1st Issue**													
1st series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee	5,351	200,000	-	205,351	8,841	199,738	-	208,579
3rd Issue													
Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee	13,514	-	258,801	272,315	6,075	-	258,997	265,072
						18,865	**200,000**	**258,801**	**477,666**	**14,916**	**199,738**	**258,997**	**473,651**
RGE **2nd Issue**													
1st series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured	1,289	27,489	-	28,778	604	26,930	-	27,534
3rd Issue													
1st series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	3,591	-	100,000	103,591	800	-	100,000	100,800
2nd series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	3,818	-	140,000	143,818	6,369	-	140,000	146,369
3ª Série	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee	720	-	40,000	40,720	1,527	-	40,000	41,527
4ª Série	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee	2,582	-	50,000	52,582	1,165	-	50,000	51,165
5ª Série	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee	2,582	-	50,000	52,582	1,165	-	50,000	51,165
4th Issue													
Single series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured	5,254	184,433	-	189,687	8,685	-	184,242	192,927
						19,836	**211,922**	**380,000**	**611,758**	**20,315**	**26,930**	**564,242**	**611,487**
CPFL Leste Paulista **1st Issue**													
Single series	2,400	111.90% of CDI	111.9% CDI + 0.65%	July 1st, 2011	CPFL Energia Guarantee	692	23,947	-	24,639	1,143	-	23,929	25,072
CPFL Sul Paulista **1st Issue**													
Single series	1,600	111.00% of CDI	111% CDI + 0.6%	July 1st, 2011	CPFL Energia Guarantee	457	15,968	-	16,425	756	-	15,957	16,713
CPFL Jaguari **1st Issue**													
Single series	1,000	111.90% of CDI	111.9% CDI + 0.79%	July 1st, 2011	CPFL Energia Guarantee	288	9,974	-	10,262	476	-	9,965	10,441
CPFL Brasil **1st Issue**													
Single series	16,500	111% of CDI	111% CDI + 0.57%	July 1st, 2011	CPFL Energia Guarantee	4,716	164,610	-	169,326	7,796	-	164,493	172,289
CPFL Geração **2nd Issue**													
Single series	425,250	109.8% of CDI	109.8% CDI + 0.58%	July 1st, 2011	CPFL Energia Guarantee	12,021	423,954	-	435,975	19,872	-	423,908	443,780
3rd Issue													
Single series	264,000	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia Guarantee	13,722	-	263,070	276,792	6,168	-	262,738	268,906
EPASA **1st Issue**													
Single series	450	112.6% of CDI	116.9% of CDI	1 installment in December 2010	CPFL Energia Guarantee	13,955	145,601	-	159,556	14,765	228,982	-	243,747
BAESA													
1st series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of Guarantee	519	3,164	15,821	19,504	316	3,139	16,479	19,934
2nd series	3,236	CDI + 0.4%	106% CDI +	Quarterly with settlement in	Letters of Guarantee								

0.12%	August 2016	425	2,570	12,850	15,845	778	3,110	6,221	10,109
		944	5,734	28,671	35,349	1,094	6,249	22,700	30,043
		114,639	1,311,138	2,020,542	3,446,319	114,217	526,200	2,946,876	3,587,293

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 104.4% of CDI (3) 104.85% of CDI (5) 104.87% of CDI
(2) 105.07% of CDI (4) 104.9% of CDI

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, the details of which are set forth in the December 31, 2009 financial statements and in the Quarterly Information at June 30, 2010.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the Management of the Company and its subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated	
Current	**September 30, 2010**	**June 30, 2010**
System Service Charges	51,426	53,037
Energy Purchased	740,883	647,881
Electricity Network Usage Charges	136,424	140,556
Materials and Services	177,877	167,177
Regulatory Liability (note 3)	68,504	67,547
Other	1,230	2,224
Total	**1,176,344**	**1,078,422**
Noncurrent		
Electricity Network Usage Charges	10,664	21,328
Total	**10,664**	**21,328**

(18) TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		**Não Current**	
	September 30, 2010	**June 30, 2010**	**September 30, 2010**	**June 30, 2010**
ICMS (State VAT)	289,186	281,782	-	-
PIS (Tax on Revenue)	12,757	14,338	-	-
COFINS (Tax on Revenue)	59,970	67,238	1,139	1,309
IRPJ (Corporate Income Tax)	107,031	93,881	-	-
CSLL (Social Contribution Tax)	19,584	23,285	-	-
IRRF Interest on Shareholders' Equity	-	13,798	-	-
Other	30,716	30,395	-	-
Total	**519,244**	**524,717**	**1,139**	**1,309**

(19) EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees, with the following characteristics:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista through the CESP Foundation are Supplementary Pension Plans, with a defined benefit plan in place up to October 31, 1997, after which a mixed benefit plan was adopted.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing by October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of September 30, 2010 is R$ 527,655 (R$ 522,485 at June 30, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision nº 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

A Supplementary Retirement and Pension Plan is currently in effect for CPFL Piratininga's employees, through the CESP Foundation with a defined benefit plan (Proportional Paid-Up Supplementary Benefit Plan – BSPS) in effect up to March 31, 1998, and after that date, a plan with a defined benefit component and a defined contribution component.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing by October 2017 and amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of September 30, 2010 is R$ 155,668 (R$ 154,309 as of June 30, 2010). The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CVM Decision nº 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – Plano Gerador de Benefício Livre e de Contribuição Definida) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

V – CPFL Geração

The plan currently in force for the employees of subsidiary CPFL Geração through the CESP Foundation is a Supplementary Pension Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, until October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of September 30, 2010 is R$ 10,616 (R$ 10,512 as of June 30, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision nº 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII – Changes in the defined benefit plans

In accordance with CVM Decision Nº 371/00, the changes in the net actuarial liability in this quarter are as follows:

	September 30, 2010				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the period	288,888	87,611	(11,639)	4,468	369,328
Income recognized in income statement	(17,692)	(3,513)	(293)	(299)	(21,797)
Sponsor's contributions during the year	(11,741)	(3,472)	(397)	(258)	(15,868)
Net actuarial liability at the end of the year	**259,455**	**80,626**	**(12,329)**	**3,911**	**331,663**
Other contributions	13,748	(525)	4,634	114	17,971
Total	**273,203**	**80,101**	**(7,695)**	**4,025**	**349,634**
Current	30,895	9,928	2,349	629	43,801
Noncurrent	242,308	70,173	(10,044)	3,396	305,833
Total	**273,203**	**80,101**	**(7,695)**	**4,025**	**349,634**

Expense and income recognized as operating cost in the actuarial report are shown below:

	3rd quarter 2010				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	275	1,202	288	36	1,801
Interest on actuarial liabilities	73,114	18,883	4,587	1,586	98,170
Expected return on assets	(91,072)	(23,288)	(5,929)	(1,921)	(122,210)
Unrecognized cost of past service	-	3	-	-	3
Subtotal	**(17,683)**	**(3,200)**	**(1,054)**	**(299)**	**(22,236)**
Expected contributions from participants	(9)	(313)	468	-	146
Subtotal	**(17,692)**	**(3,513)**	**(586)**	**(299)**	**(22,090)**
Decrease of 50% on Prepaid Pension Expense (*)	-	-	293	-	293
Total Income	**(17,692)**	**(3,513)**	**(293)**	**(299)**	**(21,797)**

	3rd quarter 2009				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	361	1,367	314	41	2,082
Interest on actuarial liabilities	75,755	19,245	4,407	1,633	101,040
Expected return on assets	(76,088)	(19,389)	(4,597)	(1,617)	(101,691)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	-	16	16
Subtotal	**28**	**1,226**	**124**	**73**	**1,450**
Expected contributions from participants	(9)	(324)	(274)	-	(607)
Subtotal	**19**	**902**	**(150)**	**73**	**843**
Decrease of 50% on Prepaid Pension Expense (*)	-	-	75	-	75
Total (Income) Expense	**19**	**902**	**(75)**	**73**	**918**

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

The principal premises considered in the actuarial calculations were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE	
	2010	2009	2010	2009
Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	10.24% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	TÁBUA MERCER	TÁBUA MERCER	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible		

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

(20) REGULATORY CHARGES

	Consolidated	
	September 30, 2010	June 30, 2010
Fee for the Use of Water Resources	3,246	4,000
Global Reverse Fund - RGR	19,381	14,860
ANEEL Inspection Fee	2,112	2,113
Fuel Consumption Account - CCC	53,759	48,690
Energy Development Account - CDE	40,045	40,044
Total	**118,543**	**109,707**

(21) RESERVE FOR CONTINGENCIES

	Consolidated							
	September 30, 2010				June 30, 2010			
	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)
Labor								
Various	58,520	35,858	22,662	102,998	41,336	39,069	2,267	96,757
Civil								
General Damages	13,329	13,261	68	72,325	10,992	10,962	30	74,967
Tariff Increase	10,621	3,170	7,451	6,198	13,185	3,364	9,821	5,903
Other	12,666	6,918	5,748	10,584	12,989	6,333	6,656	8,882
	36,616	23,349	13,267	89,107	37,166	20,659	16,507	89,752
Tax								
FINSOCIAL	18,687	18,687	-	34,557	18,638	18,638	-	34,467
Increase in basis - PIS and COFINS	830	739	91	151	830	721	109	127
Interest on Shareholders' Equity - PIS and COFINS	10,433	9,800	633	633	10,193	9,800	393	393
PIS and COFINS - Non-Cumulative Method	86,651	-	86,651		85,994	-	85,994	-
Income Tax	71,585	51,481	20,104	477,290	69,398	49,471	19,927	468,351
Other	7,792	5,861	1,931	11,560	8,153	5,695	2,458	11,797
	195,978	86,568	109,410	524,191	193,206	84,325	108,881	515,135
Total	**291,114**	**145,775**	**145,339**	**716,296**	**271,708**	**144,053**	**127,655**	**701,644**

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated					
	June 30, 2010	Addition	Reversal	Payment	Monetary Restatement	September 30, 2010
Labor	41,336	20,595	(1,007)	(2,404)	-	58,520
Civil	37,166	3,441	(3,124)	(950)	83	36,616
Tax	193,206	2,060	(563)	(22)	1,294	195,978
Reserve for Contingencies - Gross	**271,708**	**26,096**	**(4,694)**	**(3,376)**	**1,377**	**291,114**
Escrow Deposits (1) + (2)	**845,697**	**12,336**	**(6,014)**	**(2,520)**	**12,572**	**862,071**

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2009.

Fiscal: PIS and COFINS – Non-cumulative method

In the understanding of the subsidiaries' management, and as commented in Note 3.c.5, in the second quarter of 2010 the subsidiaries reclassified the consolidated amount of R$ 129,632 recorded as a regulatory liability to Provisions for Contingencies. This reclassification was decided in light of the taxation discussions regarding the non-cumulative incidence of PIS and COFINS on certain sectorial charges. After the reclassification of these amounts considering current tax legislation in force, the subsidiaries posted adjustments, also in the second quarter, by (i) reversing a contingency of R$ 39,502 and posting to the "General and Administrative Expenses – Legal, Judicial and Indemnities" account and (ii) reversing a monetary restatement of a consolidated amount of R$4,136 to set against "Financial Expense – Monetary restatements and exchange variations".

Labor Suit - Litigation Settlement

In this quarter, the subsidiary CPFL Paulista agreed a settlement with the Sao Paulo Engineers' Union in relation to the labor claim, in the amount of R$ 19,797 for payment in October 2010.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2010, the claims relating to possible losses were as follows: (i) R$ 325,218 for labor suits (R$ 313,548 as of June 30, 2010); (ii) R$ 593,010 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 545,152 as of June 30, 2010); and (iii) R$ 793,903 in respect of tax suits, relating basically to Income Tax, ICMS, INSS, FINSOCIAL and PIS and COFINS (R$ 639,813 as of June 30, 2010).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		**Noncurrent**	
	September 30, 2010	**June 30, 2010**	**September 30, 2010**	**June 30, 2010**
Consumers and Concessionaires	57,748	54,352	-	-
Regulatory Liability (note 3)	115,682	119,500	32,609	33,863
Energy Efficiency Program - PEE	77,135	60,124	29,274	51,272
Research & Development - P&D	112,265	112,049	24,923	14,630
National Scientific and Technological Development Fund - FNDCT	4,666	4,504	-	-
Energy Research Company - EPE	1,999	1,921	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	6,768	7,509	39,041	63,884
Interest on Compulsory Loan	1,366	1,380	-	-
Provision for Environmental Expenses	1,851	1,851	344	372
Payroll	6,521	6,097	-	-
Profit sharing	30,786	29,003	-	-
Collections agreement	49,490	44,533	-	-
Other	37,351	51,540	6,388	9,065
Total	**503,628**	**494,363**	**150,329**	**190,836**

(23) SHAREHOLDERS' EQUITY

The shareholders' participations in the Company's equity as of September 30, 2010 and June 30, 2010 are distributed as follows:

	Amount of shares			
	September 30, 2010		**June 30, 2010**	
Shareholders	**Common Shares**	**Interest %**	**Common Shares**	**Interest %**
VBC Energia S.A.	122,948,720	25.55	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42	40,526,739	8.42
Board Members	112	-	112	-
Executive Officers	2,824	-	5,624	-
Other Shareholders	107,711,497	22.39	107,708,697	22.39
Total	**481,137,130**	**100.00**	**481,137,130**	**100.00**

23.1 –Capital Increase

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. Accordingly, the CPFL Energia capital increased by R$ 52,249, from R$ 4,741,175 to R$ 4,793,424 with the issue of 1,226,192 new common shares.

23.2 – Dividends and Interest on Shareholders' Equity

	Parent Company	
	September 30, 2010	June 30, 2010
Dividends payable		
VBC Energia S.A.	-	197,896
BB Carteira Livre I FIA	-	240,204
Bonaire Participações S.A.	-	97,723
BNDES Participações S.A.	-	65,231
Brumado Holdings S.A.	-	27,767
Other Shareholders	19,910	162,342
Total	**19,910**	**791,163**

In the second quarter of 2010, the Company paid out R$ 652,302 relating to dividends declared and provisioned as of December 31, 2009.
In this quarter, the Company paid out R$ 771,253 relating to dividends declared and provisioned at the base date of June 30, 2010.

(24) GROSS SALES AND SERVICES INCOME

	Consolidated			
	2010		2009	
Revenue from Eletric Energy Operations	3rd quarter	9 month	3rd quarter	9 month
Consumer class				
Residential	1,341,914	4,047,322	1,304,572	3,759,712
Industrial	1,058,882	3,107,336	1,102,098	3,017,161
Commercial	663,447	2,077,040	660,906	1,964,124
Rural	117,130	329,254	112,640	323,553
Public Administration	95,431	284,437	95,507	273,309
Public Lighting	76,959	226,762	76,612	217,732
Public Services	119,987	351,734	122,609	342,247
Billed	3,473,750	10,423,885	3,474,944	9,897,838
Unbilled (Net)	8,876	(2,247)	9,678	54,152
Emergency Charges - ECE/EAEE	-	3	(4)	(11)
Regulatory assets and liabilities (note 3)	(2,011)	95,714	(59,685)	(114,832)
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,406,042)	(4,427,684)	(1,478,923)	(4,367,063)
Electricity sales to final consumers	**2,074,573**	**6,089,671**	**1,946,010**	**5,470,084**
Furnas Centrais Elétricas S.A.	87,582	259,930	89,115	264,479
Other Concessionaires, Licensees and Authorized	186,659	456,900	195,971	562,214
Current Electric Energy	54,589	71,579	22,164	75,192
Electricity sales to wholesaler	**328,830**	**788,409**	**307,250**	**901,885**
Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,406,042	4,427,684	1,478,923	4,367,063
Revenue due to Network Usage Charge - TUSD - Free Consumers	305,745	807,925	207,047	583,937
Regulatory assets and liabilities (note 3) - Low Income Consumer´s Subsidy	5,326	12,541	2,234	22,279
Other Revenue and Income	53,539	166,182	58,214	168,959
Other operating revenues	**1,770,652**	**5,414,332**	**1,746,418**	**5,142,238**
Total	**4,174,055**	**12,292,412**	**3,999,678**	**11,514,207**

	Consolidated			
	2010		2009	
Revenue from Eletric Energy Operations - in GWh (*)	3rd quarter	9 month	3rd quarter	9 month
Consumer class				
Residential	3,226	9,697	3,041	9,180
Industrial	3,911	11,602	3,866	10,961
Commercial	1,808	5,719	1,692	5,350
Rural	576	1,617	559	1,698
Public Administration	272	822	259	785
Public Lighting	364	1,079	355	1,053
Public Services	446	1,300	416	1,246
Billed	10,603	31,836	10,188	30,273
Own Consumption	8	25	8	24
Electricity sales to final consumers	**10,611**	**31,861**	**10,196**	**30,297**
Furnas Centrais Elétricas S.A.	763	2,263	783	2,318
Other Concessionaires, Licensees and Authorized	1,676	4,842	2,340	8,323
Current Electric Energy	773	1,677	1,088	2,140
Electricity sales to wholesaler	**3,212**	**8,782**	**4,211**	**12,781**

(*) Information not reviewed by the independent auditors

53

No. of Consumers (*)	Consolidated	
	September 30, 2009	June 30, 2009
Consumer class		
Residential	5,828,837	5,656,836
Industrial	78,480	77,275
Commercial	492,484	496,220
Rural	236,542	239,133
Public Administration	44,926	43,531
Public Lighting	8,015	7,566
Public Services	7,212	6,802
Total	**6,696,496**	**6,527,363**

(*) Information not reviewed by the independent auditors

In compliance with ANEEL Order 4,722 of December 18, 2009, which sets out the basic procedures for preparing financial statements and to enable comparison of Statements, the subsidiaries made the following reclassifications in the Financial Statements for 2009:

(a) Reclassification of certain revenue amounts posted under the heading "Electric Energy Supplied (a sales operation)", to "Other Operating Revenue" (a distribution operation), under the heading of "Revenue due to Network Usage Revenue – TUSD – Captive Consumer".

(b) In accordance with CAT Ordinance 97/2009, amounts relating to ICMS charged from free consumers are no longer posted to the Income Statement. As this involved posting items under Gross Revenue against Revenue Deductions, there was no impact to the Income Statements of the subsidiaries.

(25) COST OF ELECTRIC ENERGY

	Consolidated			
	2010		**2009**	
Electricity Purchased for Resale	**3rd quarter**	**9 month**	**3rd quarter**	**9 month**
Energy Purchased in Restricted Framework - ACR				
Tractebel Energia S.A.	266,164	839,382	245,235	748,042
Itaipu Binacional	249,584	765,665	270,145	903,426
Petróleo Brasileiro S.A. Petrobrás	49,612	150,431	53,563	147,942
CESP - Cia Energética de São Paulo	46,065	130,722	42,535	129,046
Furnas Centrais Elétricas S.A.	41,809	114,713	36,416	111,408
CEMIG - Cia Energética de Minas Gerais	30,038	97,523	58,421	163,320
CHESF - Cia Hidro Elétrica do São Francisco	30,428	87,962	27,714	85,703
Termorio S.A.	35,838	82,154	9,545	34,850
Copel Geração e Transmissão S.A.	16,543	51,992	16,726	51,554
Tractebel Energia Comercializadora Ltda.	10,074	32,792	11,310	35,009
Câmara de Comercialização de Energia Elétrica - CCEE	45,237	61,977	(10,109)	55,156
PROINFA	44,507	139,092	41,747	130,979
Other	215,260	505,922	181,349	468,360
	1,081,159	**3,060,327**	**984,597**	**3,064,795**
Energy Purchased in the Free Market - ACL	426,796	1,046,474	403,721	1,067,440
	1,507,955	**4,106,801**	**1,388,318**	**4,132,235**
Regulatory assets and liabilities (note 3)	(103,991)	107,014	149,890	192,172
Credit of PIS and COFINS	(128,251)	(382,960)	(137,657)	(388,713)
Subtotal	**1,275,713**	**3,830,855**	**1,400,551**	**3,935,694**
Electricity Network Usage Charge				
Basic Network Charges	222,032	677,055	239,404	676,115
Transmission from Itaipu	19,838	62,645	20,517	59,674
Connection Charges	18,881	44,319	11,786	36,026
Charges of Use of the Distribution System	6,767	20,420	6,598	18,927
System Service Charges - ESS	34,839	113,615	17,708	73,553
Reserve Energy charges	12,385	28,902	-	3,219
	314,742	**946,956**	**296,013**	**867,514**
Regulatory assets (note 3)	11,764	51,579	52,877	83,357
Credit of PIS and COFINS	(29,239)	(90,392)	(32,691)	(88,474)
Subtotal	**297,267**	**908,143**	**316,199**	**862,397**
Total	**1,572,980**	**4,738,998**	**1,716,750**	**4,798,091**

	Consolidated			
	2010		2009	
Electricity Purchased for Resale - in GWh (*)	3rd quarter	9 month	3rd quarter	9 month
Energy Purchased in Restricted Framework - ACR				
Tractebel Energia S.A.	1,804	5,733	1,689	5,251
Itaipu Binacional	2,734	8,087	2,812	8,288
Petróleo Brasileiro S.A. Petrobrás	419	1,243	425	1,220
CESP - Cia Energética de São Paulo	460	1,315	444	1,364
Furnas Centrais Elétricas S.A.	426	1,235	403	1,252
CEMIG - Cia Energética de Minas Gerais	235	773	539	1,301
CHESF - Cia Hidro Elétrica do São Francisco	340	991	320	1,003
Termorio S.A.	80	242	37	126
Copel Geração e Transmissão S.A.	165	519	171	535
TEC	91	301	107	337
Câmara de Comercialização de Energia Elétrica - CCEE	834	2,332	560	2,891
PROINFA	154	649	259	647
Other	1,176	3,760	1,106	3,359
	8,918	**27,180**	**8,872**	**27,574**
Energy Purchased in the Free Market - ACL	4,274	11,643	4,350	11,694
	13,192	**38,823**	**13,222**	**39,268**

(*) Information not reviewed by the independent auditors

In compliance with ANEEL Order nº 4,722/2009 and in order to enable comparison of Financial Statements, the subsidiaries reclassified amounts in the Financial Statements for 2009 relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from "Cost of the Electric Energy Service, Energy Purchased for Resale" to "Deductions from Operating Income, Consumer Charges – Other – PROINFA", amounting to R$ 15,302 and R$ 9,943, respectively, for the third quarter of 2010 and the third quarter of 2009, and R$ 40,873 and R$ 24,490 for the 9 months ended on September 30, 2010 and 2009, respectively.

56

(26) OPERATING EXPENSES

	Parent Company			
	2010		2009	
	3rd quarter	9 month	3rd quarter	9 month
General and Administrative Expenses				
Personnel	996	2,837	549	1,789
Materials	7	46	8	20
Outside Services	4,314	10,894	1,210	4,919
Leases and Rentals	15	62	30	99
Depreciation and Amortization	39	105	30	89
Publicity and Advertising	351	852	-	-
Legal, Judicial and Indemnities	19	380	-	-
Donations, Contributions and Subsidies	-	-	28	28
Other	598	2,185	2,163	4,957
Total	**6,339**	**17,361**	**4,018**	**11,901**
Other Operating Expenses				
Loss on the write-off of noncurrent assets	-	-	244	1,340
Total	**-**	**-**	**244**	**1,340**
Intangible of concession amortization	36,255	108,495	37,187	111,561
Total	**42,594**	**125,856**	**41,449**	**124,802**

| | Consolidated | | | |
| | 2010 | | 2009 | |
	3rd quarter	9 month	3rd quarter	9 month
Sales Expenses				
Personnel	20,682	58,956	17,161	51,696
Materials	667	2,252	713	3,486
Outside Services	20,488	58,808	19,552	53,880
Allowance for Doubtful Accounts	7,555	37,410	12,122	20,934
Depreciation and Amortization	2,271	6,688	2,711	8,231
Collection Tariffs	12,050	35,090	11,989	36,436
Other	3,860	12,227	2,795	8,187
Total	**67,573**	**211,431**	**67,043**	**182,850**
General and Administrative Expenses				
Personnel	39,238	120,121	38,074	110,041
Materials	3,084	7,928	1,951	5,250
Outside Services	41,009	126,330	32,872	105,458
Leases and Rentals	2,267	6,403	1,434	3,830
Depreciation and Amortization	6,297	17,482	5,843	17,795
Publicity and Advertising	8,236	10,951	1,438	2,508
Legal, Judicial and Indemnities	26,174	7,726	7,322	17,256
Donations, Contributions and Subsidies	1,645	4,924	1,534	4,509
Other	4,783	18,793	4,081	15,740
Total	**132,733**	**320,658**	**94,549**	**282,387**
Other Operating Expenses				
Inspection Fee	6,358	18,438	5,504	17,185
Loss on the write-off of noncurrent assets	1,605	5,550	249	11,440
Loss due to non use of studies and projects	103	103	-	-
Free Energy adjustment (note 3 a.1)	-	2,527	-	-
Other	(313)	74	424	3,170
Total	**7,753**	**26,692**	**6,177**	**31,795**
Intangible of concession amortization	45,591	136,482	46,723	140,174
Total	**253,650**	**695,263**	**214,492**	**637,206**

(27) FINANCIAL INCOME AND EXPENSES

	Parent Company			
	2010		**2009**	
	3rd quarter	9 month	3rd quarter	9 month
Financial Income				
Income from Financial Investments	6,626	24,951	8,014	17,890
Arrears of interest and fines	-	22	-	-
Restatement of tax credits	2,173	2,527	574	2,570
Restatement of Escrow Deposits	240	633	160	160
PIS and COFINS of Interest on Shareholders' Equity	-	(9,117)	-	(9,447)
Other	10,501	19,850	4,428	9,841
Subtotal	19,540	38,866	13,176	21,014
Interest on shareholder´s equity	-	98,669	-	102,134
Total	**19,540**	**137,535**	**13,176**	**123,148**
Financial Expense				
Debt Charges	(12,599)	(33,187)	(10,686)	(36,108)
Monetary and Exchange Variations	224	619	(12)	(326)
Other	(2,373)	(5,930)	(2,362)	(6,402)
Total	**(14,748)**	**(38,498)**	**(13,060)**	**(42,836)**
Net financial income (expense)	**4,792**	**99,037**	**116**	**80,312**

	Consolidated			
	2010		**2009**	
Financial Income	3rd quarter	9 month	3rd quarter	9 month
Income from Financial Investments	45,120	109,631	20,356	61,068
Arrears of interest and fines	33,132	98,976	31,727	93,980
Restatement of tax credits	4,153	5,421	794	3,251
Restatement of Escrow Deposits	12,569	32,447	10,772	35,187
Monetary and Exchange Variations	5,778	33,895	(5,435)	13,881
Interest - CVA and Parcel "A" (Note 3)	245	272	10,527	39,719
Discount on purchase of ICMS credit	1,820	5,389	2,555	5,321
PIS and COFINS of Interest on Shareholders' Equity	-	(9,117)	-	(9,447)
Other	21,213	53,289	11,312	32,776
Total	**124,030**	**330,203**	**82,608**	**275,736**
Financial Expense				
Debt Charges	(163,297)	(439,834)	(119,119)	(391,286)
Monetary and Exchange Variations	(24,856)	(68,633)	(24,313)	(66,653)
Interest - CVA and Parcel "A" (Note 3)	(5,446)	(9,070)	(446)	(2,143)
Other	(16,398)	(48,616)	(11,401)	(44,711)
Subtotal	**(209,997)**	**(566,153)**	**(155,279)**	**(504,793)**
Interest on shareholder´s equity	-	-	-	(409)
Total	**(209,997)**	**(566,153)**	**(155,279)**	**(505,202)**
Net financial income (expense)	**(85,967)**	**(235,950)**	**(72,671)**	**(229,466)**

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables

These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12) and (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss

These are financial assets that are (i) held for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement of the Company.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

iii. Held-to-maturity investments
These are non derivative financial assets with fixed or determinable payments and defined maturities, which the Company and its subsidiaries intend to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company classifies the in this category the security receivable from CESP (Note 6).

iv. Available for sale
Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the Company's equity.

The Company and its subsidiaries do not have financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss
These are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement of the Company.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) CPFL Paulista's debt in foreign currency (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss
These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15), (iv) debenture charges (Note 16), (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

b) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company's subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have also tried to increase the portion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants' reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN, of July 2010, drawn up by the National Electricity System Operator, the risk of any electric energy deficit for 2010 is low, making the possibility of another electricity rationing program remote.

Risk of Acceleration of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of September 30 and June 30, 2010, applying the above methodology, presented for comparison purposes only, are shown below:

	Parent Company			
	September 30, 2010		June 30, 2010	
	Accounting balance	Fair value	Accounting balance	Fair value
Debentures (note 16)	(453,401)	(458,537)	(463,673)	(469,168)
Total	**(453,401)**	**(458,537)**	**(463,673)**	**(469,168)**

	Consolidated			
	September 30, 2010		June 30, 2010	
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 15)	(4,596,698)	(4,418,130)	(3,870,281)	(3,680,874)
Debentures (note 16)	(3,446,319)	(3,495,551)	(3,587,293)	(3,637,464)
Total	**(8,043,017)**	**(7,913,681)**	**(7,457,574)**	**(7,318,338)**

d) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the subsidiary CPFL Paulista are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were designated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

As of September 30, 2010, the Company and its subsidiaries had the following swap operations:

Company / strategy / counterparts	Market values (book values)			Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market
	Asset	(Liability)	Market values, net						
Derivatives for protection of debts designated at fair value									
Exchange variation hedge									
CPFL Paulista									
ABN	-	(779)	(779)	5,655	(6,434)	yen	Jan 2012	376,983	Over the counter
Subtotal	**-**	**(779)**	**(779)**	**5,655**	**(6,434)**				
Derivatives for protection of debts not designated at fair value									
Exchange variation hedge									
CPFL Paulista									
Itau BBA	-	(2,589)	(2,589)	(2,581)	(8)	dollar	Oct 2010	30,121	Over the counter
CPFL Geração									
HSBC	-	(447)	(447)	(401)	(46)	dollar	Oct 2010 to Mar 2011	65,237	Over the counter
Hedge interest rate variation [1]									
CPFL Energia									
Citibank	2	(490)	(488)	96	(584)	CDI + spread	Sep 2010 to Sep 2014	450,000	Over the counter
RGE									
Santander	416	-	416	99	317	CDI + spread	Dec 2010 to Dec 2013	280,000	Over the counter
Citibank	102	-	102	34	68	CDI + spread	Dec 2010 to Dec 2013	100,000	Over the counter
Hedge interest rate variation [2]									
CPFL Piratininga									
HSBC	-	(118)	(118)	9	(127)	TJLP	Jan 2013	25,453	Over the counter
Santander	-	(140)	(140)	4	(144)	TJLP	Jan 2013	25,453	Over the counter
CPFL Geração									
HSBC	-	(242)	(242)	4	(246)	TJLP	Dec 2012	50,377	Over the counter
Subtotal	**520**	**(4,026)**	**(3,506)**	**(2,736)**	**(770)**				
Total	**520**	**(4,805)**	**(4,285)**	**2,919**	**(7,204)**				

Current	361	(3,372)
Não Current	159	(1,433)
Total	**520**	**(4,805)**

* For further details of terms and informationa bout debts and debentures, see Notes 15 and 16

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters and 9 month periods ended in September 30, 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)			
			2010		2009	
Company	Hedged risk / Operation	Account	3rd quarter	9 month	3rd quarter	9 month
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(14)	164	97	37
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	20	(231)	(109)	415
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	13,802	(3,160)	(23,902)	(195,372)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	1,627	1,558	1,223	44,450
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	-	-	(218)
CPFL Piratininga	Interest rate variation	Financial expense - Swap transactions	13	13	-	-
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	(271)	(271)	-	(126)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(5,594)	(13,832)	(28,700)	(233,624)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(38)	581	(132)	(1,339)
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	206	1,792	1,120	10,700
RGE	Exchange variation	Financial expense - Other financial exp	-	-	(969)	(11,743)
RGE	Interest rate variation	Financial expense - Other financial exp	109	450	188	321
RGE	Marking to market	Financial expense - Derivative adjustment to fair value	104	92	(155)	422
			9,964	**(12,844)**	**(51,338)**	**(386,077)**

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 139,214 (R$ 67,825 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES of the portion tied to the basket of currencies, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 8,747 (R$ 4,262 in proportion to the participation of CPFL Geração) in the third quarter of 2010 and a gain of R$ 15,351 (R$ 7,479 in proportion to the participation of CPFL Geração) in the same period of 2009. The compensation of these amounts will occur after the respective tariff adjustment process, respecting the existing conditions of each contract.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 468,790. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 420,618. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 29,126 and also has sufficient assets indexed in dollars (fund tied to foreign currency loans – Note 11) to offset any exchange impact.

e) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at September 30, 2010 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

Instruments	Exposure	Risk	Consolidated		
			Exchange depreciation of 8.7%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	21,578	apprec. dollar	1,871	5,395	10,789
Financial liability instruments	(177,913)	apprec. dollar	(15,427)	(44,482)	(88,957)
Derivatives - Plain Vanilla Swap	92,076	apprec. dollar	7,983	23,020	46,038
	(64,259)		**(5,573)**	**(16,067)**	**(32,130)**
Financial liability instruments	(420,618)	apprec. yen	(36,471)	(105,154)	(210,309)
Derivatives - Plain Vanilla Swap	420,618	apprec. yen	36,471	105,154	210,309
	-		**-**	**-**	**-**
	(64,259)		**(5,573)**	**(16,067)**	**(32,130)**

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of September 30, 2010 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 9,20% p.a.; IGP-M of 7,77% p.a.; TJLP of 6.00% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 525,808. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

Instruments	Exposure	Risk	Consolidated		
			Scenario I*	Raising index by 25% **	Raising index by 50% **
Financial asset instruments	1,869,748	CDI variation	39,264	43,003	86,008
Financial liability instruments	(5,247,381)	CDI variation	(110,195)	(120,689)	(241,380)
Derivatives - Plain Vanilla Swap	(622,815)	CDI variation	(13,079)	(14,325)	(28,651)
	(4,000,448)		**(84,010)**	**(92,011)**	**(184,023)**
Financial assets instruments	85,985	IGP-M variation	(808)	1,670	3,341
Financial liability instruments	(64,792)	IGP-M variation	610	(1,259)	(2,517)
	21,193		**(198)**	**411**	**824**
Financial liability instruments	(2,762,725)	TJLP variation	3,869	(41,441)	(82,880)
Derivatives - Plain Vanilla Swap	105,836	TJLP variation	(148)	1,588	3,175
	(2,656,889)		**3,721**	**(39,853)**	**(79,705)**
Total increase	**(6,636,144)**		**(80,487)**	**(131,453)**	**(262,904)**

* The CDI, IGP-M and TJLP indexes considered of 11.30%, 6.83% and 5.86%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(29) SUBSEQUENT EVENT

Foz do Chapecó

On October 15, 2010 the first unit of the four generators of the Foz do Chapeco power plant went into commercial operation, as described in note 1.

Tariff Adjustment - CPFL Piratininga

By means of Ratification Resolution nº 1,075 of October 19, 2010, ANEEL set the Annual Tariff Adjustment for CPFL Piratininga at an average percentage of 10.11%, as described in note 3.

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 387,659 in the third quarter of 2010, an increase of 33.8% (R$ 97,985) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	3rd quarter 2010	3rd quarter 2009
CPFL Paulista	159,654	133,390
CPFL Piratininga	66,778	(14,780)
RGE	56,334	39,151
CPFL Santa Cruz	7,530	10,617
CPFL Leste Paulista	4,767	4,042
CPFL Jaguari	3,264	1,913
CPFL Sul Paulista	4,178	3,550
CPFL Mococa	2,136	2,192
CPFL Geração	62,348	85,417
CPFL Brasil	49,895	61,516
CPFL Atende	734	6
CPFL Planalto	2,907	1,603
CPFL Serviços	1,391	(1,950)
CPFL Jaguariúna	(250)	6
CPFL Jaguari Geração	2,353	2,514
Total	**424,019**	**329,187**

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

CPFL Energia (Consolidated)

Information	3rd quarter 2010	3rd quarter 2009	Variation	9 month 2010	9 month 2009	Variation
			Consolidado			
GROSS REVENUE	**4,174,055**	**3,999,678**	**4.4%**	**12,292,412**	**11,514,207**	**6.8%**
Electricity sales to final consumers (¹)	3,480,617	3,424,933	1.6%	10,517,355	9,837,147	6.9%
Electricity sales to wholesaler	328,830	307,250	7.0%	788,409	901,885	-12.6%
Other operating revenues (¹)	364,608	267,495	36.3%	986,648	775,175	27.3%
DEDUCTION FROM OPERATING REVENUE	(1,415,977)	(1,305,512)	8.5%	(4,109,260)	(3,785,600)	8.5%
NET OPERATING REVENUE	**2,758,078**	**2,694,166**	**2.4%**	**8,183,152**	**7,728,607**	**5.9%**
ENERGY COST	**(1,572,980)**	**(1,716,750)**	**-8.4%**	**(4,738,998)**	**(4,798,091)**	**-1.2%**
Electricity purchased for resale	(1,275,713)	(1,400,551)	-8.9%	(3,830,855)	(3,935,694)	-2.7%
Electricity network usage charges	(297,267)	(316,199)	-6.0%	(908,143)	(862,397)	5.3%
OPERATING COST/EXPENSE	**(491,328)**	**(448,982)**	**9.4%**	**(1,384,406)**	**(1,336,511)**	**3.6%**
Personnel	(147,568)	(132,589)	11.3%	(440,105)	(400,888)	9.8%
Employee pension plan	21,797	(918)	-2474.4%	65,396	(2,758)	-2471.1%
Material	(21,510)	(17,056)	26.1%	(57,623)	(48,920)	17.8%
Outsourced Services	(111,306)	(91,269)	22.0%	(317,918)	(273,881)	16.1%
Depreciation and Amortization	(101,054)	(97,164)	4.0%	(294,605)	(290,480)	1.4%
Merged Goodwill Amortization	(45,591)	(46,723)	-2.4%	(136,482)	(140,174)	-2.6%
Other	(86,096)	(63,263)	36.1%	(203,069)	(179,410)	13.2%
INCOME FROM ELECTRIC UTILITY SERVICES	**693,770**	**528,434**	**31.3%**	**2,059,748**	**1,594,005**	**29.2%**
FINANCIAL INCOME (EXPENSE)	**(85,967)**	**(72,671)**	**18.3%**	**(235,950)**	**(229,466)**	**2.8%**
Income	124,030	82,608	50.1%	330,202	275,736	19.8%
Expense	(209,997)	(155,279)	35.2%	(566,152)	(504,793)	12.2%
Interest on Shareholders' Equity	-	-	0.0%	-	(409)	0.0%
INCOME BEFORE TAX	**607,803**	**455,763**	**33.4%**	**1,823,798**	**1,364,539**	**33.7%**
Social Contribution	(57,933)	(44,584)	29.9%	(174,260)	(132,644)	31.4%
Income Tax	(160,182)	(117,995)	35.8%	(480,580)	(362,664)	32.5%
INCOME BEFORE INTERESTS	**389,688**	**293,184**	**32.9%**	**1,168,958**	**869,231**	**34.5%**
Noncontrolling interest	(2,029)	(3,510)	-42.2%	(6,870)	(8,295)	-17.2%
Reversal of Interest on Shareholders' Equity	-	-	-	-	409	-
NET INCOME FOR THE PERIOD	**387,659**	**289,674**	**33.8%**	**1,162,088**	**861,345**	**34.9%**
EBITDA	**816,589**	**669,729**	**21.9%**	**2,418,569**	**2,019,122**	**19.8%**

Net Income for the Period and EBITDA Reconciliation (2)						
NET INCOME FOR THE PERIOD	**387,659**	**289,674**		**1,162,088**	**861,345**	
Employee Pension Plan	(21,797)	918		(65,396)	2,758	
Depreciation and Amortization	146,645	143,887		431,087	430,654	
Financial Income (Expense)	85,967	72,671		235,950	229,466	
Social Contribution	57,933	44,584		174,260	132,644	
Income Tax	160,182	117,995		480,580	362,664	
Reversal of Interest on Net Equity	-	-		-	(409)	
EBITDA	**816,589**	**669,729**		**2,418,569**	**2,019,122**	

(¹)The reclassification of revenue from the Network Usage Charge - TUSD - Captive Consumers was not taken into account in presentation of the Comments on Consolidated Performance (note 24)

(²) Information not reviewed by the independent accountants

Gross Operating Revenue

The Gross Operating Revenue in the third quarter of 2010 was R$ 4,174,055, up 4.4% (R$ 174,377) on the same period of the previous year.

In spite of the billed energy sales having fallen slightly by R$ 1,194 as a result of the net effect of the 3.9% reduction in average prices practiced, caused mainly by the negative tariff adjustments of the ditributors and the increase of 4.1% in energy sales, gross operating revenue was positively impacted by the following factors:

- An increase of R$ 57,674 in regulatory assets and liabilities, mainly due to the negative effect of repositioning CPFL Piratininga's tariff review in 2009, amounting to R$ 90,721 (note 3 b.1);

- An increase of R$ 21,580 in the energy supplied, mainly due to the increase of R$ 32,425 in short-term electricity sales, as well as the price increase in the CCEE.

- An increase of R$ 97,115 in Other Operating Revenue, due to the increase of R$ 98,698 in revenue due to the Use of the Distribution System – TUSD for free customers. This increase is mainly due to the revival of industrial activity, the effects of the tariff adjustment and the migration of captive clients to the free market, particularly in the case of CPFL Paulista.

➢ **Quantity of Energy Sold**

An increase of 4.1% was recorded in the quantity of energy billed to final consumers in the third quarter of 2010.

The residential, commercial and industrial classes, which account for 84.3% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 6.1%, 6.8% and 1.1% respectively, compared with the same quarter of the previous year.

The residential and commercial classes benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years and the reduced IPI incentive in effect up to January 31, 2010, which resulted in increased purchases of household electrical goods and a dynamic retail trade. Additionally, higher temperatures than those of the same period last year boosted consumption.

The amount sold to the industrial class shows that this category is overcoming the negative effects of the international crisis that affected the industry in our concession area until mid-2009. Resumption of industrial operations was fueled by a series of tax exemptions, which encouraged bringing forward scheduled production to reduce costs. However, growth in the third quarter was less than in the first half of the year, on account of the withdrawal of these tax incentives and the winding down of the inventory recomposition process. In addition, the migration of free customers resulted in a decrease in sales in the period.

In respect of the quantity of energy sold and transported within the concession area, which impacted both billed supply and the collection of TUSD, there was an increase of 7.5% compared with the same period of the previous year.

The quantity of energy supplied fell 23.7% in the third quarter of 2010, both in the sales to the CCEE (short term sales), as a result of the lower energy balances, in the commercial segment (sales to other concessionaires, licensees and authorized sellers), due to the termination of several contracts.

➢ **Tariffs**

In the third quarter of 2010, the energy supply tariffs applied fell by an average of 3.9%, mainly due to the impacts of the tariff adjustments of the distribution subsidiaries:

- CPFL Paulista: -5.69% from April 2010;
- RGE: 3.96% from June 2010;
- CPFL Santa Cruz: -2,53%, CPFL Jaguari: 3.67%, CPFL Mococa: 3.24%, CPFL Leste Paulista: -8.47% and CPFL Sul Paulista: 4.94%, all from February 2010;
- CPFL Piratininga: -2.12% from October 2009.

Deductions from Operating Revenue

Deductions from Operating Income in the third quarter of 2010 amounted to R$ 1,415,977, an increase of 8.5% (R$ 110,465) in relation to the same quarter of 2009, mainly reflecting an increase of R$ 33,319 in taxes on revenue (PIS, COFINS and ICMS) and the increase of R$ 59,480 in CCC and CDE charges.

Cost of Electric Energy

Cost of Electric Energy in the quarter totaled R$ 1,572,980, representing a decrease of 8.4% (R$ 143,770) in relation to the same period of the previous year.

> **Electric Energy Purchased for Resale**

The balance of electric energy purchased for resale was R$ 1,275,713, a decrease of 8.9% (R$ 124,898). In spite of the increase of R$ 119,637 in the cost of energy purchased, due primarily to the tariff adjustments, the variation is explained by the positive effect of R$ 253,881 of regulatory assets and liabilities. Whereas in 2009 there were expenses related to regulatory assets and liabilities and and amortization of deferred costs in 2008, especially those relating to exchange variations of Itaipu, in 2010, there is an income related to the deferral due to the higher price of energy and amortization of 2009 regulatory liabilities. Further, there was the negative adjustment of R$ 49,621 in 2009 relating to the ratification of overcontracting by Piratininga in the tariff adjustment process (see noe 3.c.6).

> **Tariff for the Use of the Distribution System**

The balance of tariff for the Use of the Distribution System was R$ 297,267, falling 6.0% (R$ 18,932) in relation to the second quarter of 2010, basically due to the effects of deferral and amortization of regulatory assets and liabilities, particularly those relating to the activation of thermoelectric power plants in 2008 and energy supply risk, amortized in 2009.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 491,318, an increase of 9.4% (R$ 42,336) compared to the same period of the previous year, mainly due to:

- Private Pension Fund: recorded income of R$ 21,797 in the quarter and expense of R$ 918 in the third quarter of 2009, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

- Personnel: expenses relating to Personnel presented an increase of R$ 14,979, mainly as a result of the wage increases determined in collective bargaining agreements and an increase in the number of employees basically due to the business expansion by service companies.

- Outsourced Services: an increase of R$ 20,037 as a result of price increases; maintenance expenses relating to the electricity system, telephone services and providing reinforcement for the technical staff;

- Other Expenses: an increase of R$22,834, particularly in terms of Legal, Court and Indemnity expenses, which increased R$18,477, mainly due to the provision for labor claims recorded by CPFL Paulista (see note 21).

Financial Income (Expense)

The Net Financial Income (Expense) in the third quarter of 2010 was an expense of R$ 85,977, representing an increase of 18.3% (R$ 13,306) compared with the same period of 2009:

> **The financial income increased R$ 41,422 (50.1%), mainly due to:**

- An increase of R$ 24,764 in earnings on short-term financial investments as a result of the higher balance of cash and cash equivalents in the third quarter of 2010;

- An increase of R$ 11,213 in monetary and exchange restatement, largely due to restatement of regulatory assets.

> **The financial expense increased R$ 54,718 (35.2%) mainly due to:**

- An increase of R$ 44,178 in debt charges, mainly due to the increase in indebtedness in the period and the increase of indicators used to correct debts, particularly the CDI index.

Social Contribution and Income Tax

Taxes on income in the third quarter of 2010 totaled R$ 218,115, an increase of 34.2% (R$ 55,536) in relation to the same quarter of 2009, mainly as a result of the 33.8% increase in pre-tax income.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 387,659, 33.8% (R$ 97,985) higher than in the same period of 2009.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the third quarter of 2010 was R$ 816,588, 21.9% (R$ 146,859) higher than the EBITDA for the same period of 2009.

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	31.93
COMMERCIAL, INDUSTRIAL AND OTHER		109,809,901		109,809,901	
02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	25.24
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,793		205,487,715,790	
03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	2.33
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565	
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	8.42
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,899		53,031,258,896	
05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	25.61
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,582		807,168,578	

73

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT	
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	0
22 - DATE OF NEXT EVENT	09/03/2012

19.01 – CAPITAL EXPENDITURE

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the nine month-period ended September 30, 2010, as well as the three years ended December 31, 2009, 2008 and 2007.

	Total capex (R$ million)			
		Year ended as of December 31,		
	9 months 2010	2009	2008	2007
Energy distribution				
CPFL Paulista	384	344	279	291
CPFL Piratininga	203	132	123	144
RGE	164	215	226	221
CPFL Santa Cruz	21	20	18	11
Other	29	34	19	9
Total	**801**	**745**	**665**	**676**
Energy generation	**371**	**570**	**502**	**445**
Sales activities	**102**	**10**	**8**	**9**
Other	**-**	**2**	**3**	**2**
Total	**1,274**	**1,327**	**1,178**	**1,132**

We plan to effect capital expenditure totaling approximately R$ 1,724 million in 2010 and approximately R$ 1,454 million in 2011. Of the total budgeted capital expenditure over this period, R$ 2,018 million is for distribution and R$ 1,160 million is for generation.

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2010:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42
Board of directors	112	-
Executive officers	2,824	-
Other shareholders	107,711,497	22.39
Total	**481,137,130**	**100.00**

Quantity and characteristic of secutiries held by Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2010 and 2009:

Shareholders	September 30, 2010		September 30, 2009	
	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	333,314,879	69.28	333,314,881	69.45
Administrator	-			
Executive officers	2,824	0.00	31,152	0.01
Board of directors	112	0.00	3,110	0.00
Fiscal Council Members	-		-	-
Other shareholders - free float	147,819,315	30.72	146,561,795	30.54
Total	**481,137,130**	**100.00**	**479,910,938**	**100.00**
Outstanding shares	**147,819,315**	**30.72**	**146,561,795**	**30.54**

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to individual level, as of September 30, 2010:

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Átila Holdings S/A	1,815,927	46.55	70,530	50.00	1,886,457	46.67
(b)	Camargo Corrêa Energia S.A.	1,339,149	34.33	47,018	33.33	1,386,167	34.29
(c)	Camargo Corrêa S.A.	581,201	14.90	23,512	16.67	604,713	14.96
	Other shareholders	164,951	4.22	-	-	164,951	4.08
	Total	**3,901,228**	**100.00**	**141,060**	**100.00**	**4,042,288**	**100.00**

(a) Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A	440,877,607	61.09
	Total	**721,645,262**	**100.00**

(b) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other shareholders	-	-	6	-	6	-
	Total	**518,860**	**100.00**	**518,860**	**100.00**	**1,037,720**	**100.00**

(c) Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other shareholders	5	0.01	1	-	6	-
	Total	**48,946**	**100.00**	**93,100**	**100.00**	**142,046**	**100.00**

(d) Construções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	318,069	100.00	87,772	99.99	405,841	99.99
	Other shareholders	5	-	8	0.01	13	0.01
	Total	**318,074**	**100.00**	**87,780**	**100.00**	**405,854**	**100.00**

(e) Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	685,162,736	100.00
	Other shareholders	6	-
	Total	**685,162,742**	**100.00**

(f) Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h)	RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i)	RCPODON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(j)	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
	Other shareholders	6	0.01	-	-	6	0.01
	Total	**2,250,000**	**100.00**	**4,500,000**	**100.00**	**6,750,000**	**100.00**

(g) RCABON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Rosana Camargo Arruda Botelho	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	**749,850**	**100.00**	**150**	**100.00**	**750,000**	**100.00**

(h) RCNON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Renata de Camargo Nascimento	749,850	100	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	**749,850**	**100**	**150**	**100**	**750,000**	**100.00**

(i) RCPODON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Regina de Camargo Pires Oliveira Dias	749,850	100.00	-	-	749,850	99.98
	Other shareholders	-	-	150	100	150	0.02
	Total	**749,850**	**100.00**	**150**	**100.00**	**750,000**	**100.00**

(j) **RCABPN Empreendimentos e Participações S.A**

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,499,890	99.99
Other shareholders	110	0.01
Total	**1,500,000**	**100.00**

(k) **RCNPN Empreendimentos e Participações S.A**

Shareholders	Common Shares	%
Renata de Camargo Nascimento	1,499,890	99.99
Other shareholders	110	0.01
Total	**1,500,000**	**100**

(l) **RCPODPN Empreendimentos e Participações S.A**

Shareholders	Common Shares	%
Regina de Camargo Pires Oliveira Dias	1,499,850	99.99
Other shareholders	150	0.01
Total	**1,500,000**	**100.00**

(m) **RRRPN Empreendimentos e Participações S.A**

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,980	33.33
Renata de Camargo Nascimento	1,980	33.33
Regina de Camargo Pires Oliveira Dias	1,980	33.34
Total	**5,940**	**100.00**

Shareholder's composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of the same type and class up to the individuals level, as of September 30, 2010:

Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

Shareholders	Cotas	%
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00
Total	**130,163,541**	**100.00**

Shareholder's composition of BONAIRE Parcipações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30,2010:

	Shareholders	Common Shares	%
(a)	Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
	Other shareholders	6	-
	Total	**66,728,878**	**100.00**
(a)	**Energia São Paulo Fundo de Investimento em Participações**		

	Shareholders	Cotas	%
(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
	Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
	Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
	Fundação Sistel de Seguridade Social	256,722,311	32.22
	Total	**796,479,768**	**100.00**
(b)	**Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114**		

Shareholders	Cotas	%
Fundação CESP	353,528,507	100.00
Total	**353,528,507**	**100.00**

Shareholder's composition of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2010:

Shareholders	Common Shares	%
Banco Nacional de Desenv. Econômico e Social (*)	1	100.00
Total	**1**	**100.00**

(*)   State agency - Federal Government
Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company's By-Laws.

Social Report / Nine-month period ended in September 2010 and 2009 [*]
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	9 month-period ended September 2010 Value (R$ thousand)			9 month-period ended September 2009 Value (R$ thousand)		
Net Revenues (NR)	8,183,151			7,728,607		
Operating Result (OR)	1,823,799			1,364,539		
Gross Payroll (GP)	392,854			359,500		

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	30,935	7.87%	0.38%	29,268	8.14%	0.38%
Mandatory payroll taxes	106,701	27.16%	1.30%	94,696	26.34%	1.23%
Private pension plan	19,274	4.91%	0.24%	17,924	4.99%	0.23%
Health	23,164	5.90%	0.28%	20,852	5.80%	0.27%
Occupational safety and health	1,612	0.41%	0.02%	1,450	0.40%	0.02%
Education	1,390	0.35%	0.02%	1,428	0.40%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	7,285	1.85%	0.09%	3,870	1.08%	0.05%
Day-care / allowance	824	0.21%	0.01%	824	0.23%	0.01%
Profit / income sharing	31,062	7.91%	0.38%	31,444	8.75%	0.41%
Others	4,218	1.07%	0.05%	2,082	0.58%	0.03%
Total - internal social indicators	**226,465**	**57.65%**	**2.77%**	**203,838**	**56.70%**	**2.64%**

3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	533	0.03%	0.01%	1,346	0.10%	0.02%
Culture	7,282	0.40%	0.09%	8,442	0.62%	0.11%
Health and sanitation	1,864	0.10%	0.02%	452	0.03%	0.01%
Sport	40	0.00%	0.00%	115	0.01%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,559	0.09%	0.02%	535	0.04%	0.01%
Total contributions to society	**11,278**	**0.62%**	**0.14%**	**10,890**	**0.80%**	**0.14%**
Taxes (excluding payroll taxes)	4,166,436	228.45%	50.91%	3,800,612	278.53%	49.18%
Total - external social indicators	**4,177,714**	**229.07%**	**51.05%**	**3,811,502**	**279.33%**	**49.32%**

4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	73,304	4.02%	0.90%	65,699	4.81%	0.85%
Investments in external programs and/or projects	58,271	3.20%	0.71%	47,678	3.49%	0.62%
Total environmental investments	**131,575**	**7.21%**	**1.61%**	**113,377**	**8.31%**	**1.47%**
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%		

5 - Staff Indicators	9 months 2010			9 months 2009		
Nº of employees at the end of period	7,664			7,369		
Nº of employees hired during the period	1,030			701		
Nº of outsourced employees	NA			6,746		
Nº of interns	252			199		
Nº of employees above 45 years age	2,106			2,016		
Nº of women working at the company	1,666			1,390		
% of management position occupied by women	8.70%			9.43%		
Nº of Afro-Brazilian employees working at the company	853			730		
% of management position occupied by Afro-Brazilian employees	1.79%			1.27%		
Nº of employees with disabilities	294			291		

6 - Relevant information regarding the exercise of corporate citizenship	9 months 2010			9 months 2009		
Ratio of the highest to the lowest compensation at company	79.33			59.20		
Total number of work-related accidents	13			7		
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	() are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 530,416	in Procon 1,666	in the Courts 1,291	in the company 552,304	in Procon 393	in the Courts 845
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 25.76%	in the company 100%	in Procon 100%	in the Courts 28.14%
Total value-added to distribute (R$ 000):	Nine-months-period 2010: 6,410,065			Nine-months-period 2009: 5,593,620		
Value-Added Distribution (VAD):	66% government 6% employees 12% shareholders 10% third parties 6 % retained			68% government 7% employees 10% shareholders 10% third parties 5% retained		

7 - Other Information

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.b r

(*) Information not reviewed by the independent auditors



CPFL Energia S.A.
Added Value Statements
For the periods ended September 30, 2010 and 2009
(in thousands of Brazilian Reais)

	Parent Company				Consolidated			
	2010		2009		2010		2009	
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
1 - Revenues	**980**	**982**	**42**	**154**	**4,609,584**	**13,581,397**	**4,282,704**	**12,273,117**
1.1 - Operating revenues	980	982	3	3	4,174,055	12,292,412	3,999,678	11,514,207
1.2 - Revenues related to the construction of own assets	-	-	39	151	442,870	1,328,708	295,148	779,844
1.3 - Allowance for doubtful accounts	-	-	-	-	(7,555)	(37,410)	(12,122)	(20,934)
1.4 - Provision for losses on the realization of regulatory assets	-	-	-	-	214	(2,313)	-	-
2 - (-) Inputs	**(5,279)**	**(14,339)**	**(3,693)**	**(11,414)**	**(2,393,331)**	**(7,061,840)**	**(2,332,399)**	**(6,513,257)**
2.1 - Electricity Purchased for Resale	-	-	-	-	(1,747,205)	(5,257,057)	(1,897,938)	(5,301,982)
2.2 - Material	(7)	(46)	(8)	(20)	(220,563)	(758,362)	(165,587)	(401,631)
2.3 - Outsourced Services	(4,314)	(10,894)	(1,249)	(5,070)	(313,018)	(798,942)	(184,801)	(575,363)
2.4 - Other	(958)	(3,399)	(2,436)	(6,324)	(110,139)	(242,869)	(82,874)	(230,789)
2.5 - Cost of Service Rendered	-	-	-	-	(2,406)	(4,610)	(1,199)	(3,492)
3 - Gross Added Value (1 + 2)	**(4,299)**	**(13,357)**	**(3,651)**	**(11,260)**	**2,216,253**	**6,519,557**	**1,950,305**	**5,759,860**
4 - Retentions	**(36,294)**	**(108,600)**	**(37,216)**	**(111,650)**	**(153,275)**	**(451,049)**	**(150,030)**	**(449,445)**
4.1 - Depreciation and Amortization	(39)	(105)	(30)	(89)	(107,684)	(314,567)	(103,307)	(309,271)
4.2 - Amortization of intangible assets	(36,255)	(108,495)	(37,186)	(111,561)	(45,591)	(136,482)	(46,723)	(140,174)
5 - Net Added Value Generated (3 + 4)	**(40,593)**	**(121,957)**	**(40,867)**	**(122,910)**	**2,062,978**	**6,068,508**	**1,800,275**	**5,310,415**
6 - Added Value Received in Transfer	**443,559**	**1,360,965**	**342,363**	**1,060,249**	**129,077**	**342,892**	**80,567**	**283,205**
6.1 - Financial Income	19,540	47,983	13,176	30,461	131,106	349,763	84,077	291,500
6.2 - Equity in Subsidiaries	424,019	1,312,982	329,187	1,029,788	-	-	-	-
6.3 - Non-Controlling Shareholder's Equity	-	-	-	-	(2,029)	(6,871)	(3,510)	(8,295)
7 - Added Value to be Distributed (5 + 6)	**402,966**	**1,239,008**	**301,496**	**937,339**	**2,192,055**	**6,411,400**	**1,880,842**	**5,593,620**
8 - Distribution of Added Value								
8.1 - Personnel and Charges	**870**	**2,436**	**470**	**1,421**	**124,177**	**361,919**	**130,863**	**393,825**
8.1.1 - Direct Remuneration	804	2,257	465	1,317	93,636	278,399	87,126	264,175
8.1.2 - Benefits	44	96	8	36	22,848	61,221	36,633	107,329
8.1.3 - Government severance indemnity fund for employees - F.G.T.S.	22	83	(3)	68	7,693	22,299	7,104	22,321
8.2 - Taxes, Fees and Contributions	**(314)**	**35,942**	**(1,733)**	**31,688**	**1,454,904**	**4,250,864**	**1,288,484**	**3,789,470**
8.2.1 - Federal	(324)	35,926	(1,734)	31,687	769,790	2,207,682	622,578	1,855,197
8.2.2 - State	-	-	-	-	683,944	2,035,895	664,714	1,927,208
8.2.3 - Municipal	10	16	1	1	1,170	7,287	1,192	7,065
8.3 - Interest and Rentals	**14,751**	**38,542**	**13,085**	**42,885**	**225,315**	**636,529**	**171,821**	**548,980**
8.3.1 - Interest	14,735	38,479	13,055	42,786	220,572	624,913	168,044	538,609
8.3.2 - Rental	16	63	30	99	4,490	11,363	3,777	10,371
8.3.3 - Other	-	-	-	-	253	253	-	-
8.4 - Interest on capital	**387,659**	**1,162,088**	**289,674**	**861,345**	**387,659**	**1,162,088**	**289,674**	**861,345**
8.4.1 - Interest on net equity		-		-	-	-	-	-
8.4.2 - Dividends	-	774,429	-	571,671	-	774,429	-	571,671
8.4.3 - Retained profits	387,659	387,659	289,674	289,674	387,659	387,659	289,674	289,674
	402,966	**1,239,008**	**301,496**	**937,339**	**2,192,055**	**6,411,400**	**1,880,842**	**5,593,620**

81

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors' review report

To
The Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information of CPFL Energia S.A. ("The Company") and consolidated quarterly financial information of the Company and its' subsidiaries as of September 30, 2010. The financial information is comprised of the balance sheets, the statements of income, shareholders' equity, cash flows and added value, and the footnotes and performance report, which were prepared under the responsibility of the Company's Management.

2. The quarterly financial information of the jointly-owned indirect subsidiary Chapecoense Geração S.A. as of September 30, 2010 was reviewed by other independent auditors, who issued an unqualified special review report on October 08, 2010. CPFL Energia S.A. reports its indirect interest in Chapecoense Geração S.A. using the equity method of accounting and consolidates this investment using the proportional consolidation method. As of September 30, 2010, the balance of this investment is R$ 339,783 thousand, and the equity in income of this investment in the net income for this three-month period is a R$ 1,417 thousand loss. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 1,357,293 thousand as of September 30, 2010. Our report, in relation to the amounts generated by this indirect investment is based exclusively on the report of the review conducted by the independent auditors of Chapecoense Geração S.A.

3. Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

4. Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in the first paragraph, for it to be in conformity with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information.

5. The statements of income, cash flows and shareholders' equity, of the jointly-owned indirect BAESA- Energética Barra Grande for the three-month period ended September 30, 2009, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated October 21, 2009. Our report for that time does not refer to the amounts and values related to the indirect investment, it is based exclusively on the review report issued by the Independent Auditors of BAESA - Energetica Barra Grande S.A.

6. The statements of income, cash flows and shareholders' equity, of the jointly-owned indirect Campos Novos Energia S.A. for the three-month period ended September 30, 2009, were reviewed by other independent auditors who issued a qualified special review report thereon, dated October 21, 2009. The auditors issued a special review report due to the fact that the Company used depreciation taxes determined by Ordinance DNAEE 815/1994, for the good of concession, and not considering the limits of the concession. Then, the administration concluded, based on communication received from the regulatory agent, that the adopted treatment should be maintained, using the depreciation taxes, determined by the referred Ordinance. Our report for that time does not refer to the amounts and the values related to the indirect investment, it is based exclusively on the review report issued by the Independent Auditors of Campos Novos Energia S.A.

7. As mentioned in footnote n° 3 (c.6) to the quarterly financial information, as result of the 2009 tariff review established on the concession agreement, the Brazilian Electricity Agency - ANEEL ratified, on a temporary basis, the financial components of the power overcontracted of its direct subsidiaries Companhia Piratininga de Força e Luz and Companhia Paulista de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

8. As mentioned in footnote n° 2, during 2009, as approved by CVM, several pronouncements, interpretations and technical guidance issued by the Committee for Accounting Pronouncements (CPC) were put into effect for 2010, which changed the accounting practices adopted in Brazil. As authorized by the CVM Resolution 603/09, Company's Management opted to present its Quarterly Financial Information (ITR) using the accounting practices adopted in Brazil up to December 31, 2009, i.e., did not apply these regulatory rules in effect for 2010. As required by the aforementioned CVM Resolution 603/09, the Company disclosed this fact in footnote n° 2 to the ITR. The description of the main changes that may have an impact on the financial statements of the year end and the clarifications for the reasons that preclude the presentation of an estimate of their possible effects on equity and on the result for the period, as required by the Resolution, are mentioned in the same note.

Campinas, November 3, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Contador CRC 1SP125991/O-0

83

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	Operating revenues	541,252	1,380,580	533,603	1,456,198
3.02	Deductions from operating revenues	(57,758)	(148,228)	(52,909)	(183,797)
3.02.01	ICMS	(8,460)	(22,667)	(4,819)	(52,716)
3.02.02	PIS	(8,721)	(22,187)	(8,481)	(23,079)
3.02.03	COFINS	(40,165)	(102,196)	(39,064)	(106,303)
3.02.04	ISS	(412)	(1,178)	(545)	(1,699)
3.03	Net operating revenues	483,494	1,232,352	480,694	1,272,401
3.04	Cost of sales and/or services	(400,112)	(978,492)	(384,649)	(1,023,850)
3.04.01	Electric energy purchased for resale	(391,420)	(958,369)	(377,887)	(1,003,910)
3.04.02	Electric energy network usage charges	-	(17)	1	423
3.04.03	Material	16	(61)	(450)	(836)
3.04.04	Outsourced services	(8,708)	(20,045)	(6,313)	(19,527)
3.05	Gross operating income	83,382	253,860	96,045	248,551
3.06	Operating expenses/income	(9,015)	(25,379)	(5,313)	(11,556)
3.06.01	Sales and Marketing	(6,646)	(22,378)	(6,300)	(18,739)
3.06.02	General and administrative	(2,820)	(3,796)	(515)	(1,558)
3.06.03	Financial	451	795	1,491	8,730
3.06.03.01	Financial income	6,350	16,603	4,144	11,084
3.06.03.02	Financial expenses	(5,899)	(15,808)	(2,653)	(2,354)
3.06.03.02.01	Financial expenses	(5,899)	(15,700)	(2,653)	(2,354)
3.06.03.02.02	Interest on shareholders' equity	-	(108)	-	-

3.06.04	Other operating income	-	-	11	11
3.06.05	Other operating expense	-	-	-	-
3.06.06	Equity in subsidiaries	-	-	-	-
3.07	Income from operations	74,367	228,481	90,732	236,995
3.08	Nonoperating income (expense)		-		
3.08.01	Income	-	-	-	-
3.08.02	Expenses		-	-	-
3.09	Income before taxes on income and noncontrolling interest	74,367	228,481	90,732	236,995
3.10	Income tax and social contribution	(25,314)	(77,235)	(11,831)	(55,481)
3.10.01	Social contribution	(6,741)	(20,541)	(4,799)	(16,487)
3.10.02	Income tax	(18,573)	(56,694)	(7,032)	(38,994)
3.11	Deferred income tax and social contribution	843	2,017	(17,385)	(19,055)
3.11.01	Social contribution	223	534	(4,602)	(5,044)
3.11.02	Income tax	620	1,483	(12,783)	(14,011)
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	108	-	-
3.15	Net income (loss) for the period	49,896	153,371	61,516	162,459
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	16.63996	51.14813	20.51515	54.17892
	LOSS PER SHARE (Reais)				

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Gross Operating Revenue

Consolidated Gross Operating Revenue for the third quarter of 2010 was R$ 541,252, an increase of R$ 7,649 (1.4%) in relation to the same quarter of 2009. This increase is basically explained by the net effect of: (i) increase in the parent company's revenue from energy sales, which grew R$ 34,152 impacted by the increase of 24 GWh in volume of energy sales and 6.3% in the average price; (ii) decrease of R$ 16,465 related to supply contracts of subsidiaries CPFL Cone Sul and Clion; (iii) decline of R$ 10,038 regarding revenue from services rendered by the parent company.

Net Income and EBITDA

Net income of R$ 49,896 was recorded in the third quarter of 2010, a decrease of R$ 11,620 (18.9%), compared with the same quarter of 2009.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the third quarter of 2010 was R$ 74.626, 16.8% lower than the R$ 89,736 recorded in the same quarter of 2009 (information not reviewed by the Independent Auditors).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2010, filed with the CVM (Brazilian Securities Commission).

SUMMARY



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2010


CPFL ENERGIA S.A.


By: /s/   WILSON P. FERREIRA JÚNIOR

Name: **Wilson P. Ferreira Júnior**
Title: **Chief Financial Officer and Head of Investor Relations**

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.